Exhibit 99.1

CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

DENTAQuest Group, Inc.,

SUN LIFE ASSURANCE COMPANY OF CANADA - U.S. OPERATIONS HOLDINGS, INC.,

DQ ACQUISITION CORP.,

SUN LIFE FINANCIAL INC., solely for purposes of Section 10.15,

and

Slingshot Securityholder Representative, LLC, solely in
its capacity as the Representative

October 3, 2021

Table of Contents

Page

Article I DEFINITIONS		1
1.1	Certain Definitions	1
Article II THE MERGER		22
2.1	The Merger	22
2.2	Effect on Common Stock	22
2.3	Treatment of Options	23
2.4	Exchange of Common Stock; Paying Agent	24
2.5	Representative Amount	25
2.6	Organizational Documents	26
2.7	Directors and Officers	26
2.8	Closing Calculations	26
2.9	Final Closing Balance Sheet Calculation	27
2.10	Post-Closing Adjustment Payment	29
2.12	Adjustment Escrow Account	30
2.13	Withholding	30
2.14	ACA Fee	31
Article III CLOSING		31
3.1	The Closing	31
3.2	The Closing Transactions	31
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		32
4.1	Organization and Good Standing	33
4.2	Authorization of Agreement	33
4.3	Conflicts; Consents of Third Parties	34
4.4	Capitalization	34
4.5	Financial Statements	35
4.6	No Undisclosed Liabilities	36
4.7	Absence of Certain Developments	36
4.8	Taxes	37
4.9	Intellectual Property; Information Technology	39
4.10	Material Contracts	40
4.11	Employee Benefits Plans	42
4.12	Labor; Company Employees.	44
4.13	Litigation	45
4.14	Compliance with Laws; Permits; Insurance Matters	45
4.15	Environmental Matters	46
4.16	Insurance Regulatory Compliance	46
4.17	Healthcare Regulatory Compliance	47

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4.18	Real Property	48
4.19	Insurance	49
4.20	Privacy and Data Security	50
4.21	Transactions with Affiliates, Officers and Directors	51
4.22	Financial Advisors	51
4.23	Government Contracts	51
4.24	Political Law	53
Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		54
5.1	Organization and Good Standing	54
5.2	Authorization of Agreement	54
5.3	Conflicts; Consents of Third Parties	54
5.4	Investment Intention	55
5.5	Financial Advisors	55
5.6	Financing	55
5.7	Informed Decision	55
5.8	Litigation	56
5.9	Solvency	56
5.10	Purpose	56
5.11	Pending Transactions	56
5.12	No Regulatory Impediments	56
5.13	Acknowledgment	57
Article VI COVENANTS		58
6.1	Conduct of the Business Pending the Closing	58
6.2	Regulatory Approvals	60
6.3	Further Assurances	63
6.4	Confidentiality	63
6.5	Director and Officer Liability and Indemnification	63
6.6	Contact with Customers and Suppliers	65
6.7	Access and Information	65
6.8	Tax Matters	66
6.9	Acquisition Proposals	67
6.10	No Other Representations or Warranties	67
6.11	Employee Matters	69
6.12	WARN Act	70
6.13	Release	70
6.14	280G Matters	70
6.15	No Control of Other Party’s Business	71
6.16	R&W Insurance	71
6.17	Intercompany Accounts	72
6.18	Consents	72

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Article VII CONDITIONS TO CLOSING		72
7.1	Conditions to Parent’s and Merger Sub’s Obligations	72
7.2	Conditions to the Company’s Obligations	73
Article VIII SURVIVAL		74
8.1	Survival	74
Article IX TERMINATION		75
9.1	Termination of Agreement	75
9.2	Effect of Termination	76
Article X MISCELLANEOUS		76
10.1	Press Releases and Communications	76
10.2	Expenses	77
10.3	Submission to Exclusive Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	77
10.4	Entire Agreement; Amendments and Waivers	77
10.5	Third Party Beneficiaries	78
10.6	Governing Law	78
10.7	Notices	79
10.8	Severability	81
10.9	No Strict Construction	81
10.10	No Recourse or Personal Liability	82
10.11	Remedies	82
10.12	Waiver of Conflicts; Privileged Communications	83
10.13	Counterparts	84
10.14	Conflict Between Transaction Documents	84
10.15	Guarantee	84

Schedule 1.1(a) - SAP Subsidiaries [ - Redacted]

Exhibit A - Accounting Principles/Working Capital Example [ - Redacted]
Exhibit B - SAP Accounting Principles [ - Redacted]

Exhibit C - Transaction Tax Benefits Estimate [ - Redacted]
Exhibit D - Surplus Amount Example [ - Redacted]
Exhibit E - Form of Certificate of Merger [ - Redacted]

Exhibit F - Form of Letter of Transmittal [ - Redacted]

Exhibit G - Form of Escrow Agreement [ - Redacted]

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 3, 2021, is made by and among DentaQuest Group, Inc., a Delaware corporation (the “Company”), Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., a Delaware corporation (“Parent”), DQ Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Sun Life Financial Inc., solely for purposes of Section 10.15, and Slingshot Securityholder Representative, LLC, a Delaware limited liability company, solely in its capacity as the representative for the Securityholders (the “Representative”). Parent, Merger Sub and the Company, and, solely in its capacity as and solely to the extent applicable, the Representative, shall each be referred to herein from time to time as a “Party” and collectively as the “Parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I below.

WHEREAS, Parent desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of the Company, Parent and Merger Sub have each unanimously (i) determined that the Merger is fair to, and in the best interests of, their respective companies and stockholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has executed and delivered to the Company, and Stockholders sufficient to deliver the Stockholder Consent have executed and delivered to Parent, a written consent in favor of the Merger to be effective upon the execution of this Agreement in accordance with Section 228(c) of the DGCL; and

WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, concurrently with the execution of this Agreement, certain Stockholders have entered into an agreement in support of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

Article I
DEFINITIONS

1.1       Certain Definitions.

(a)       For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“ACA Fee” means the “Health Insurance Providers Fee” as imposed by Section 9010 of the Patient Protection and Affordable Care Act, as amended, and any related Treasury Regulations.

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“Accounting Principles” means the accounting principles, practices, procedures, policies and methods set forth in Exhibit A.

“Action” means any civil, criminal or administrative action, suit, claim, litigation, arbitration or similar proceeding, in each case by or before a Governmental Body.

“Additional Merger Consideration” means, as of any date of determination, without duplication, any purchase price adjustments arising under Section 2.10 payable to the Securityholders and any amounts payable to the Securityholders pursuant to Section 2.14.

“Adjustment Time” means 12:01 a.m., New York, New York time, on the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Allocation Schedule” means the Allocation Schedule setting forth: (i) each Securityholder’s name; (ii) the number and type of shares of Common Stock held as of immediately before the Closing by such Securityholder; (iii) the number and type of Vested Options and Unvested Time Options (and the current exercise price thereof) held as of immediately before the Closing by such Securityholder; (iv) such Securityholder’s Pro Rata Share; (v) a calculation of the aggregate Per Share Closing Merger Consideration with respect to all shares of Common Stock and/or Vested Options held by each Securityholder; (vi) a calculation of the aggregate Per Option Closing Merger Consideration with respect to all Unvested Time Options held by each Securityholder and (vii) a calculation of the aggregate amount to be paid to such Securityholder at the Closing based on the amounts determined in clauses (v) and (vi) of this definition.

“Assets” means all material tangible properties and assets of the DQ Companies used in the conduct of their business as presently conducted.

“Base Consideration” means $2,475,000,000.

“Books and Records” means all books, files, reports and records held by any DQ Company.

“Business Day” means any day of the year on which national banking institutions in New York, New York, are open to the public for conducting business and are not required or authorized to close.

“CapM” means CapM LLC.

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“CapM Letter” means that letter agreement between CapM and the Company dated June 2, 2021, entered into in connection the transactions contemplated hereby, engaging CapM for investment banking and financial advisory fees.

“Centerview Letter” means that letter agreement between Centerview Partners and the Company dated May 11, 2021, entered into in connection with the transactions contemplated hereby, engaging Centerview Partners for investment banking and financial advisory fees.

“Centerview Partners” means Centerview Partners LLC.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a member agency.

“CFIUS Approval” means (a) the Company and Parent have received written notice from CFIUS that CFIUS has determined that the transactions contemplated by this Agreement (the “Transactions”) are not “covered transactions” and are not subject to review under the DPA; (b) the Company and Parent have received written notice from CFIUS that it has concluded all action under the DPA with respect to the Transactions and has determined that there are no unresolved national security concerns; or (c) if CFIUS has sent a report (the “CFIUS Report”) to the President of the United States requesting the President’s decision, then the President has (i) announced a decision not to take any action to suspend or prohibit the Transactions or (ii) not taken any action to suspend or prohibit the Transactions after 15 days from the date of receipt of the CFIUS Report.

“CFIUS Burdensome Condition” means any requirement to sell, divest, operate in a specified manner, hold separate (including through the establishment of a CFIUS voting trust, CFIUS proxy agreement or otherwise) or discontinue or limit, before or after the Closing Date, any assets, liabilities, businesses, operations or interest in any assets or businesses of Parent or any of its Affiliates or the DQ Companies, in each case, that would be materially adverse to Parent and its Affiliates, taken as a whole, or the DQ Companies, taken as a whole.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated by this Agreement submitted to CFIUS by the Company and Parent pursuant to 31 C.F.R. Part 800 Subpart E.

“Closing Cash” shall mean all cash and cash equivalents convertible into cash within 90 days (including deposits, money market accounts, marketable securities and other liquid instruments), excluding any Restricted Cash, of the DQ Companies (other than the SAP Subsidiaries) on a consolidated basis and determined in accordance with the Accounting Principles as of the Adjustment Time. For the avoidance of doubt, and without duplication, Closing Cash shall be (i) reduced by checks, wires and drafts written by the DQ Companies (other than the SAP Subsidiaries) but not yet cleared as of the Adjustment Time and (ii) increased by checks, wires and drafts for the benefit of the DQ Companies (other than the SAP Subsidiaries) which have been issued to or received by the DQ Companies but not yet deposited or cleared as of the Adjustment Time.

“Closing Condition Satisfaction Date” means the date on which the closing conditions set forth in Sections 7.1(f) and (g) have been satisfied or waived.

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“Closing Merger Consideration” means (i) the Base Consideration, minus (ii) the amount of Estimated Company Indebtedness, plus (iii) the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital Amount, minus (iv) the amount, if any, by which Estimated Net Working Capital is less than the Target Net Working Capital Amount, plus (v) the amount of Estimated Cash, plus (vi) the Estimated Surplus Amount, minus (vii) the amount of Estimated Transaction Expenses, plus (viii) the amount of Estimated Transaction Tax Benefits, minus (ix) the Adjustment Escrow Amount and minus (x) the Representative Amount.

“Closing Net Working Capital” shall mean, without duplication, as of the Adjustment Time, an amount equal to (a) the aggregate current assets of the DQ Companies (but excluding the SAP Subsidiaries) on a consolidated basis, minus (b) the aggregate current liabilities of the DQ Companies (but excluding the SAP Subsidiaries) on a consolidated basis, in each case, determined in accordance with the Accounting Principles. An illustrative calculation of Closing Net Working Capital as of June 30, 2021 is set forth on Exhibit A hereto (the “Working Capital Schedule”). For the avoidance of doubt, in the event of conflict between the Accounting Principles and the Working Capital Schedule, the Accounting Principles shall control.

“Closing Payment Amount” means (i) the Closing Merger Consideration, minus (ii) the aggregate amount of Option Closing Consideration, minus (iii) the aggregate Per Share Closing Merger Consideration that would have been paid in respect of all of the Tax Withholding Shares.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the Company’s common stock, par value $0.01 per share.

“Company Employee” means any individual employed by any DQ Company prior to or as of the Closing Date.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in the first sentence of Section 4.1(a), the first sentence of Section 4.1(b), Section 4.2, Section 4.4(a) and Section 4.22.

“Company Indebtedness” means, as of the Adjustment Time, with respect to the DQ Companies excluding the SAP Subsidiaries, on a consolidated basis and determined in accordance with the Accounting Principles and without duplication, (A) all indebtedness for borrowed money (including all principal, accrued and unpaid interest, premiums, penalties, and breakage fees) owed under any credit facility, note, bond, debenture or other debt security, (B) any guarantees of any such items in clause (A) of this definition that are issued by any other Person (other than the DQ Companies) to the extent outstanding as of the Adjustment Time, (C) the settlement value (including breakage costs) payable under interest rate protection agreements outstanding (which amount may be negative to the extent such value represents a net receivable), including swaps, caps, collars, hedges or similar arrangements, (D) all reimbursement, payment or similar obligations under letters of credit, in each case only to the extent drawn (excluding any drawn amounts that have been reimbursed or funded with cash collateral as of the Adjustment Time), including letters of credit supporting insurance policies for workers’ compensation, (E) all capital lease liabilities, (F) all obligations for deferred rent under leases, (G) any deferred purchase price in connection with the acquisition of any businesses (including pursuant to earn-outs, holdbacks and seller financing and other similar contingent or deferred consideration), but excluding trade payables to the extent taken into account in the determination of Closing Net Working Capital, (H) the Pre-Closing Tax Liability Amount, (I) the unpaid employer-paid portion of payroll Taxes for any Pre-Closing Tax Period deferred pursuant to Section 2302 of the CARES Act (“Payroll Tax Deferrals”), (J) accrued but unpaid severance with respect to individuals whose employment or other services terminates prior to the Closing Date (and not, for the avoidance of doubt, with respect to any individuals whose employment or other services are terminated by or at the direction of Parent), (K) accrued but unpaid bonus obligations and accrued but unpaid deferred compensation under the DQ Company Section 457(b) plan and (L) any outstanding but unpaid sign-on, special or retention bonus obligations pursuant to a Company Benefit Plan, whether or not accrued, except for unpaid sign-on bonuses due to the DQ Companies’ Chief Operating Officer and Chief Information Officer.

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“Company Subsidiary” means each Subsidiary of the Company.

“Company Transaction Expenses” means, without duplication, all (i) fees, costs and expenses of the DQ Companies incurred or payable as of, and not paid prior to, the Effective Time payable to professionals (including investment bankers, attorneys, accountants and other consultants and advisors, including Ropes & Gray, CapM, Centerview Partners and Morgan Stanley) retained in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including travel, accounting, legal and investment banking fees and expenses and (ii) severance, bonus, retention, change of control, incentive payments or similar payments or benefits that, in each case, become payable by any DQ Company as a result of, or in connection with, the consummation of the transactions contemplated hereby (excluding, for the avoidance of doubt, any “double-trigger” severance or other amounts due upon a termination by the Company without “cause” or resignation for “good reason” under any Company Benefit Plan following the Closing), in each case of this clause (ii), (x) including the employer-paid portion of any employment or payroll Taxes attributable thereto, and (y) excluding any “double trigger” payment obligations, any payments pursuant to an agreement entered into with or at the written direction of Parent or its Affiliates or their representatives, any amounts included in the determination of Closing Cash, Company Indebtedness, Surplus Amount or Closing Net Working Capital, any proceeds or value received in respect of any Options (including any Common Stock received in respect of Vested Options and any Restricted Cash Awards in respect of Unvested Options), and any amounts in respect of Legacy LTIP Cash Awards and Phantom Awards and (iii) the employer-paid portion of any employment or payroll Taxes in respect of any payment of any consideration to Option Holders in respect of such holder’s Options. For clarity, Company Transaction Expenses shall not include any amount (a) that Parent is responsible for paying pursuant to this Agreement, pursuant to Sections 6.2(h), 6.5 or 6.16 or (b) incurred by, or at the written direction of, Parent or any of its Affiliates or representatives.

“Confidential Information” means all trade secrets and other confidential information, including in respect of inventions, processes, designs, Software, know-how, research and development, and financial information.

“Consent” means, with respect to any Person, any right of approval, authorization, exemption, waiver, permission or consent of any kind of such Person arising as a result of, or required in connection with, the consummation of the Merger or the other transactions contemplated by this Agreement.

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“Contract” means any oral or written legally binding contract, agreement, lease, commitment or other agreement.

“Copyrights” has the meaning set forth in Section 1.1 in the definition of Intellectual Property.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated or similar epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, order, directive, guidelines or recommendations by any Governmental Body, trade or industry group primarily as a result of or in response to COVID-19, including, but not limited to the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Credit Facility” means the revolving credit facility under that certain Credit Agreement, dated as of September 25, 2019 (as amended by that certain First Amendment to Credit Agreement dated as of January 2, 2020, and as further amended, restated and/or supplemented from time to time prior to the date hereof), among the Company, DentaQuest, LLC, a Delaware limited liability company, as borrower, the lenders and other parties party thereto and Truist Bank, successor by merger to SunTrust Bank, as administrative agent and collateral agent.

“Cybersecurity Incident” means unauthorized access to or use or corruption of the IT Systems (including a ransomware attack), or the unauthorized disclosure, use, corruption or loss of Personal Information or Confidential Information.

“Data Protection Requirements” means all applicable (i) Privacy Laws; (ii) terms of any Contracts relating to the Company’s collection, use, storage, disclosure, or cross-border transfer of personal data or Confidential Information; and (iii) industry standards and/or codes-of-conduct which govern the Company’s collection, use, storage, disclosure, or cross-border transfer of Personal Information.

“Disclosure Schedules” has the meaning set forth in the introductory paragraph to Article IV.

“Domiciliary Department of Insurance” means the domiciliary state insurance regulator of the applicable SAP Subsidiary.

“Domiciliary Insurance Code” means the insurance Laws of the domiciliary state of the applicable SAP Subsidiary.

“DPA” means 50 U.S.C. §§ 4565 et seq., as may be amended from time to time, and including the regulations promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

6

“DQ Companies” mean the Company and the Company’s Subsidiaries, each of which shall be referred to individually as a “DQ Company.”

“Environmental Law” means any Law relating to pollution or protection of the environment.

“Equityholder Parties” means any past, present or future director, officer, employee, incorporator, member, manager, partner, stockholder, Affiliate, agent, attorney or representative of the DQ Companies or any of their respective Affiliates (including the Representative or any of its Affiliates) or any successor or assign thereof.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 141 of the Code.

“Escrow Agent” means Wilmington Trust, NA, or another escrow agent reasonably acceptable to Parent and the Representative.

“Final Merger Consideration” means (i) the Base Consideration, minus (ii) the amount of Company Indebtedness as finally determined pursuant to Section 2.9, plus (iii) the amount, if any, by which the Closing Net Working Capital as finally determined pursuant to Section 2.9 exceeds the Target Net Working Capital Amount, minus (iv) the amount, if any, by which the Closing Net Working Capital as finally determined pursuant to Section 2.9 is less than the Target Net Working Capital Amount, plus (v) the amount of Closing Cash as finally determined pursuant to Section 2.9, plus (vi) the Surplus Amount as finally determined pursuant to Section 2.9, minus (vii) the amount of Company Transaction Expenses as finally determined pursuant to Section 2.9, plus (viii) the Transaction Tax Benefits as finally determined pursuant to Section 2.9, minus (ix) the Adjustment Escrow Amount, and minus (x) the Representative Amount.

“Form A Filings” means the filings of Form A Statements Regarding the Acquisition of Control of a Domestic Insurer with the respective Domiciliary Departments of Insurance regarding the proposed acquisition of control of the respective SAP Subsidiaries.

“Forfeited Restricted Cash Award” means a Restricted Cash Award that is forfeited by an Option Holder under the terms of the applicable award agreement.

“Fraud” means (a) an intentional misrepresentation of a material fact by a Person with respect to the making of a specific representation or warranty as expressly set forth in this Agreement; (b) actual knowledge that such representation is false; (c) a specific intention to induce the Party to whom such representation was made to act or refrain from acting in reliance upon it; (d) causing that Party, in justifiable reliance upon such false representation and with ignorance to the falsity of such representation, to take or refrain from taking action to such Party’s material detriment; and (e) causing such Party to suffer losses as a result of, such reliance (it being understood that, for the avoidance of doubt, in no event shall Fraud include any claim based on constructive knowledge, negligent or reckless misrepresentation or a similar theory). Notwithstanding anything in this Agreement to the contrary, a claim for Fraud may only be made against the Person committing such Fraud.

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“FTC” means U.S. Federal Trade Commission.

“Fully Diluted Shares” means the sum of (x) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time, (y) the aggregate number of Vested Options outstanding immediately prior to the Effective Time, and (z) the aggregate number of Unvested Time Options outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its legal affairs. For example, the “Governing Documents” of a corporation would be its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership would be its certificate of formation and its limited partnership agreement, and the “Governing Documents” of a limited liability company would be its certificate of formation and its limited liability company agreement.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether U.S. or foreign, and whether federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Government Bid” means any offer, bid or proposal made by any DQ Company prior to the Closing Date that, if accepted, would result in a Government Contract.

“Government Contract” means any Contract between any of the DQ Companies, on the one hand, and any (i) Governmental Body, (ii) any prime contractor of a Governmental Body in its capacity as a prime contractor or (iii) any higher tier subcontractor of a Governmental Body in its capacity as a subcontractor, on the other hand.

“Hazardous Material” means any material or substance which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law.

“Healthcare Laws” means all Laws pertaining to healthcare regulatory matters applicable to the DQ Companies, including, to the extent applicable, Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute), including specifically, the Ethics in Patient Referrals Act, as amended, 42 U.S.C. § 1395nn; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute); the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the False Claims Act, 31 U.S.C. §§ 3729-3733 (as amended); the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7; HIPAA; the HITECH Act; all Laws relating to the provision, administration or management of, or billing or payment for, health care items or services, or relating to health care information, including all Laws relating to coding, coverage, reimbursement, claims submission and processing, or otherwise related to insurance fraud; all Laws relating to the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, healthcare items or services, health benefits or health insurance, including Laws that regulate managed care, health insurance, third party payors and any Person bearing the financial risk for the provision or arrangement of healthcare services; all Laws relating to the evaluation of the appropriateness of and coverage for healthcare items and services, including Laws governing utilization review, utilization management and quality assurance; and all applicable implementing regulations, rules, ordinances, judgments, and orders; and any similar state and local statutes, regulations, rules, ordinances, judgments, and orders; and all applicable federal, state, and local licensing, regulatory and reimbursement and corporate practice of dentistry regulations, rules, ordinances, orders, and judgments applicable to the DQ Companies.

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“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended from time to time, including by the Health Information Technology for Economic and Clinical Health Act (HITECH), and any rules or regulations adopted by the U.S. Department of Health and Human Service (HHS) implementing HIPAA.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any Tax imposed on or measured by net income or net profits, or any franchise or similar Taxes imposed in lieu thereof.

“Insurance Licenses” means licenses under state insurance laws to conduct an insurance business, including, but not limited to, as an insurance company, health maintenance organization, organized delivery system, limited service health organization, a preferred provider network, a third party administrator or a producer.

“Intellectual Property” means all intellectual property rights arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, renewals, extensions, provisionals or reissues of patent applications and patents issuing thereon (collectively, “Patents”), (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, acronyms, tag-lines, slogans, logos, URLs, personalized subdomains, social media usernames (e.g., Twitter handles), Internet domain names, corporate names and other identifiers of source or origin, together with the goodwill associated with and symbolized by any of the foregoing, and all applications, registrations and renewals thereof, (collectively, “Marks”), (iii) copyrights and registrations and applications therefor and rights in copyrightable subject matter in published and unpublished works of authorship and mask work rights (collectively, “Copyrights”), (iv) all computer software, including application software (including mobile digital applications), system software and firmware, middleware, data, data bases and documentation, assemblers, applets, compilers and binary libraries, including all source code, executable code and object code versions of any and all of the foregoing, in any and all forms and media, and all related documentation (“Software”) and (v) rights in Confidential Information.

“IRS” means the Internal Revenue Service.

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“IT Systems” means hardware, Software, data, databases, data communication lines, network equipment, Internet-related information technology infrastructure, wide area network and other information and telecommunications technology, owned, leased or licensed by any DQ Company.

“Knowledge of the Company”, “to the Company’s Knowledge” or similar phrases means the actual knowledge without independent investigation (and without any duty of inquiry or any constructive, imputed or similar concepts of knowledge) of Steven Pollock, Akhil Sharma, Kamila Chytil, Bob Lynn, Roxanne Martinez, Kathy Kountze, Dave Abelman, Todd Cruse and Brett Bostrack.

“Law” means any federal, state, local or non-U.S. law, statute, code, ordinance, rule or regulation.

“Legacy LTIP” means the Long Term Incentive Plan of DentaQuest, LLC, as amended from time to time.

“Legacy LTIP Cash Awards” means the outstanding right to receive cash payments granted under the Legacy LTIP.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Marks” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Material Adverse Effect” means any change, occurrence, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of the DQ Companies, taken as a whole, excluding any change, occurrence, event or effect attributable to any of the following, which shall not be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) international, national, regional, local or industry-wide political, economic or business conditions (including financial, banking, credit, commodities, securities and capital market conditions and any disruption thereof or decline in the price of any security or any market index), (ii) acts of war (whether or not declared), sabotage, terrorism or military actions, including the commencement, continuation or escalation thereof, hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events, (iii) conditions generally affecting, or general changes or developments in, the dental insurance industry, (iv) actual or proposed adoption of or changes in applicable Laws or applicable accounting regulations or principles (including GAAP or SAP), or actual or proposed changes in interpretation thereof, (v) any failure by any DQ Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (although this clause (v) shall not apply to the underlying facts and circumstances that have given rise or contributed to any such failure to the extent not otherwise excluded from being taken into account), (vi) Parent’s or Merger Sub’s breach of this Agreement, (vii) the execution, announcement or pendency of this Agreement or of the Closing or the taking of any action expressly required by this Agreement (including effects thereof on relationships with customers, suppliers, referral sources, payors, employees, contractors or other business relationships of the DQ Companies resulting therefrom) or (viii) actual or threatened epidemic or pandemic spread of an infectious disease in the United States or elsewhere in the world (including COVID-19), any global health conditions, and any changes in applicable Laws by any Governmental Body newly enacted for, relating to or arising out of efforts to address any epidemic or pandemic spread of an infectious disease in the United States or elsewhere in the world (including COVID- 19), including any quarantine or similar directive and the COVID-19 Measures and the effects of any of the foregoing, except, in the case of the foregoing clauses (i), (ii), (iii), (iv) or (viii) to the extent such change, occurrence, event or effect has had or would reasonably be expected to have a material and disproportionate adverse effect on the DQ Companies as compared to other Persons which operate in the same industries as the DQ Companies.

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“Morgan Stanley” means Morgan Stanley & Co. LLC.

“Morgan Stanley Letter” means that letter agreement between Morgan Stanley and the Company dated May 28, 2021, entered into in connection the transactions contemplated hereby, engaging Morgan Stanley for investment banking and financial advisory fees.

“NAIC” means the National Association of Insurance Commissioners.

“Non-Recourse Party” means, with respect to a Party to this Agreement, any of such Party’s former, current and future equity holders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that for the avoidance of doubt, no Party to this Agreement (in its capacity as such) will be considered a Non-Recourse Party.

“Option” means an option to purchase Common Stock that is granted under the Option Plan and that is outstanding as of the Effective Time.

“Option Closing Consideration” means, for each Unvested Time Option, the amount (if any) equal to the Per Option Closing Merger Consideration.

“Option Consideration” means, for each Unvested Time Option, the amount (if any) equal to the sum of (A) the Per Option Closing Merger Consideration for such Unvested Time Option and (B) the Per Share Additional Merger Consideration.

“Option Exercise Amount” means the sum of the exercise prices of all Vested Options and Unvested Time Options, measured as of immediately prior to the Effective Time.

“Option Holder” means the holder of an Option.

“Option Plan” means the DentaQuest Group, Inc. 2020 Stock Option Plan, as amended and restated.

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“Optionholder Percentage” means the amount, expressed as a percentage, equal to the quotient obtained by dividing (i) the aggregate number of Unvested Time Options by (ii) the Fully Diluted Shares.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of the DQ Companies’ business (including recent past practice in light of COVID-19 and COVID-19 Measures and any reasonable action taken prior to the date of this Agreement in connection therewith).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any DQ Company.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Section 5.1, Section 5.2 and Section 5.5.

“Parent Material Adverse Effect” means any change, occurrence, event or effect that, individually or in the aggregate, would or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

“Patents” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Per Option Closing Merger Consideration” means, for each Unvested Time Option as of immediately prior to the Effective Time, the amount (if any) by which the Per Share Closing Merger Consideration exceeds the exercise price of such Option.

“Per Share Additional Merger Consideration” means the amount equal to the quotient obtained by dividing (i) the Additional Merger Consideration by (ii) the Fully Diluted Shares.

“Per Share Closing Merger Consideration” means the amount equal to the quotient obtained by dividing (i) the sum of (x) Closing Merger Consideration plus (y) the Option Exercise Amount, by (ii) the Fully Diluted Shares.

“Performance-Vesting Option” means each Option that is subject to both time-based vesting and performance-based vesting conditions.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body, excluding Insurance Licenses.

“Permitted Liens” means (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent, or which are being contested in good faith and for which adequate reserves are maintained on the financial statements of the DQ Companies; (b) Liens imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the Ordinary Course of Business securing obligations that are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP are maintained and are reflected on the Closing Statement; (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course of Business, including but not limited to amounts held in escrow in reserve accounts pursuant to customer Contracts; (e) all matters of record, including, without limitation, survey exceptions, reciprocal easement agreements and other encumbrances on title to real property (but excluding all mortgages, deeds of trust or similar instruments not issued pursuant to the Credit Facility (if any)); (f) all applicable zoning, entitlement, conservation restrictions and other land use and environmental regulations; (g) all exceptions, restrictions, easements, charges, rights-of-way and other Liens set forth in any Permits, any deed restrictions, groundwater or land use limitations or other institutional controls utilized in connection with any required environmental remedial actions, or other state, local or municipal franchise applicable to any of the DQ Companies or any of their respective properties which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation of the Leased Real Property as currently used, occupied and operated by the DQ Companies; (h) Liens on assets that are leased; (i) non-exclusive licenses of intellectual property in the Ordinary Course of Business; (j) such non-monetary Liens, if any, that do not have, individually or in the aggregate, a Material Adverse Effect; (k) Liens that will be removed at or prior to Closing; (l) Liens issued pursuant to the Credit Facility, and (m) Liens referred to in the Disclosure Schedule.

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“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personal Information” shall have the meaning of such term or like terms set forth in the Data Protection Requirements (including without limitation “Protected Health Information” as defined in HIPAA).

“Phantom Plans” means (i) the Phantom Stock Option Plan of DentaQuest Group, Inc. and (ii) the Phantom Stock Unit Plan of DentaQuest Group, Inc., in each case, as amended from time to time.

“Phantom Awards” means outstanding rights to receive cash payments granted under the Phantom Plans.

“Pre-Closing Tax Liability Amount” means, without duplication, the positive amount, if any, of the accrued but unpaid liability of the DQ Companies for current Income Taxes, in respect of any Pre-Closing Tax Period beginning on or after January 1, 2020, after reduction for all estimated Income Tax payments and other current income tax receivables or other current Income Tax assets, measured on a consolidated basis (i.e., taken as a whole, including both SAP Subsidiaries and all other DQ Companies) but calculated separately for each relevant jurisdiction imposing Income Tax, plus an amount equal to fifty percent (50%) of all Transfer Taxes; provided, however, that the “Pre-Closing Tax Liability Amount” (a) shall not include (i) any deferred Income Taxes, (ii) any intercompany obligations or other intercompany amounts related to Income Taxes, in each case solely among the DQ Companies, including pursuant to tax sharing, tax allocation, or tax reimbursement agreements or similar arrangements, (iii) any amounts in respect of any Taxes imposed on the DQ Companies as a result of transactions occurring on the Closing Date outside the Ordinary Course of Business after the Closing or otherwise properly allocable (based on, among other relevant factors, the factors set forth in Treasury Regulations section 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing, or (iv) any Payroll Tax Deferrals, (b) shall be determined using consistent elections, methods, procedures, and judgments applied in connection with the most recent income tax returns filed prior to the Adjustment Time, (c) shall be calculated by treating the Closing Date as the final day of the taxable year of each DQ Company and (d) shall be calculated without regard to deductions for amounts to the extent taken into account in the definition of Transaction Tax Benefits.

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“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Privacy Laws” means all applicable Laws pertaining to data protection, data privacy, data security, data breach notification, and cross-border data transfer, including without limitation the Gramm-Leach-Bliley Act of 1999, as amended, and HIPAA. For the avoidance of doubt, the Identity Theft Red Flag Rules under the Fair and Accurate Credit Transactions Act of 2003 and any similar state Laws shall not be deemed to be “Privacy Laws” hereunder.

“Pro Rata Share” means, with respect to any shares of Common Stock, Vested Options, and/or Unvested Time Options held by any Securityholder, the quotient (expressed as a percentage) obtained by dividing (a) the sum of (i) the number of such shares of Common Stock held by such Securityholder immediately prior to the Effective Time, (ii) the number of such Vested Options held by such Securityholder immediately prior to the Effective Time, and (iii) the number of such Unvested Time Options held by such Securityholder as of immediately prior to the Effective Time, by (b) the Fully Diluted Shares as of immediately prior to the Effective Time.

“R&W Insurance Policy” means any representation and warranty liability insurance policy obtained by Parent or its designees insuring against breach of the representations or warranties set forth in Article IV or any agreement, document or certificate.

“Registered Intellectual Property” means all Patents and Patent applications, all Copyright registrations and registration applications, and all registrations and registration applications for Marks (including Internet Domain Names) that, in each case, are Owned Intellectual Property.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

“Restricted Cash” means any cash or cash equivalents of the DQ Companies (other than the SAP Subsidiaries) to the extent included in restricted cash on the balance sheet of the DQ Companies determined in accordance with the Accounting Principles.

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“SAP” means, as to any SAP Subsidiary, the statutory accounting practices and procedures prescribed by or permitted by the applicable Governmental Body in the jurisdiction in which the SAP Subsidiary is domiciled, consistently applied by such SAP Subsidiary.

“SAP Accounting Principles” means the accounting principles, practices, procedures, policies and methods set forth in Exhibit B.

“SAP Subsidiaries” means each DQ Company set forth on Schedule 1.1(a) attached hereto.

“Securityholder” means a Stockholder or a holder of an Option.

“Stockholder” means a holder of Common Stock.

“Stockholder Consent” means the requisite affirmative vote of the Stockholders in accordance with the DGCL and the Company’s Governing Documents approving the Merger and this Agreement.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity.

“Surplus Amount” means, as of the Adjustment Time, an amount equal to the difference (which may be positive or negative) of (a) the sum of (i) the total capital and surplus of DentaQuest USA Insurance Company, (ii) the total capital and surplus of Dental Care Plus Inc., (iii) the total capital and surplus of DentaQuest of New Jersey, LLC, (iv) the total capital and surplus of DentaQuest of Florida Inc. and (v) the tangible net equity of California Dental Network, in each case, as determined in accordance with the SAP Accounting Principles less (b) $[Redacted dollar amount]. An illustrative calculation of the Surplus Amount as of June 30, 2021 is set forth on Exhibit D (the “Surplus Amount Schedule”).

“Target Net Working Capital Amount” means $[Redacted dollar amount], which amount, for the avoidance of doubt, is a [Redacted dollar amount].

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“Tax Return” means any return, declaration, report, claim for refund, estimate, information return or statement, including any schedule or attachment thereto and including any amendment thereof required to be filed in respect of any Taxes.

“Taxes” means (i) all federal, state, local or non-U.S. taxes, including, without limitation, all net income, alternative or add-on minimum, intangible, premium, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and any similar duty, fee assessment, or like governmental charge in the nature of Taxes, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).

“Taxing Authority” means each national, state, provincial or local government or any governmental, administrative or regulatory authority, agency, court, commission, tribunal, body or instrumentality of any government that imposes, regulates, administers, collects or regulates the collection of Taxes in any applicable jurisdiction.

“Time-Vesting Option” means each Option that is subject solely to time-based vesting conditions.

“Transaction Tax Benefits” shall mean an amount equal to the product of (i) 24% and (ii) an amount equal to, without duplication, the aggregate amount of (a) any amounts included within the definition of Company Transaction Expenses that are deductible for U.S. federal Income Tax purposes (which shall be determined inclusive of any amounts paid prior to the Effective Time that would have been Company Transaction Expenses if they were unpaid as of the Effective Time, provided that in the case of payments under the CapM Letter, Centerview Letter and Morgan Stanley Letter which constitute success based fees as defined in Treasury Regulation Section 1.263(a)-5(f) and Revenue Procedure 2011-29, 2011-18 I.R.B., such amount will be determined using the seventy percent (70%) safe harbor provided in such Revenue Procedure), (b) an amount equal to the sum of (A) an amount equal to (i) the product of (x) the Per Share Closing Merger Consideration multiplied by (y) the total amount of all Vested Options minus (ii) the sum of the exercise prices of all Vested Options plus (B) 80% multiplied by an amount equal to (i) the product of (x) the Per Share Closing Merger Consideration multiplied by (y) the total amount of all Unvested Time Options minus (ii) the aggregate exercise price of all Unvested Time Options (for the avoidance of doubt, without regard to whether any such amounts, including any portion reflecting a Restricted Cash Award, remain unvested or unpaid at or around the Closing Date), and (c) unamortized fees and other deferred financing costs related to the repayment of the Credit Facility on the Closing Date, taking into account Section 163(j) of the Code, to the extent applicable; in each case determined in a manner consistent with the illustrative example of the Transaction Tax Benefits set forth on Exhibit C hereto.

“Unvested Performance Option” means each Performance-Vesting Option that will not be performance-vested after giving effect to the transactions occurring at the Effective Time.

“Unvested Time Option” means each (i) Time-Vesting Option that is unvested as of immediately prior to the Effective Time and (ii) Performance-Vesting Option that will be performance-vested after giving effect to the transactions occurring at the Effective Time, but is not time-vested as of immediately prior to the Effective Time.

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“Vested Option” means each (i) Time-Vesting Option that is vested as of immediately prior to the Effective Time and (ii) Performance-Vesting Option that is time-vested as of immediately prior to the Effective Time and that will be performance-vested after giving effect to the transactions occurring at the Effective Time.

“Virus” means malicious code, whether or not capable of replication or attachment to disks or other files, that is capable of performing an illicit activity or replicating itself on a computer or network of computers and thereby damaging other computer programs or data located on such computer or network or otherwise causing any computer data, memory or related hardware to become, without specific user instructions, erased, altered or unusable. The term shall include, without limitation, viruses, Trojan horses, time bombs, malware, worms or similar malicious software, programs or files.

“Vulnerability” means a flaw or weakness in the IT Systems that could cause or be exploited to cause a Cybersecurity Incident.

“WARN Act” means the Worker Adjustment and Retraining Notification Act, or any similar Law.

“Willful Breach” means a material breach of a covenant set forth in this Agreement that is a consequence of an act or a failure to act undertaken by the breaching Person with actual knowledge that such Person’s act or failure to act would result in or constitute a material breach of this Agreement.

“Windward Technology” means the Software, systems and technology (including all dental and vision benefits management, claims processing and web portal technology) known as “Windward” as further described on Schedule 1.1(b).

(b)       Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)       When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii)       Any reference in this Agreement to “$” or “Dollars” shall mean U.S. dollars.

(iii)       The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. Parent and Merger Sub acknowledge and agree that all documents and materials deposited in the electronic data room established by the Company or its representatives in connection with the transactions contemplated by this Agreement (the “Data Room”) as of October 1, 2021 are deemed to have been delivered or made available to Parent, Merger Sub and its and their representatives.

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(iv)       Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. The word “material” or any variation thereof when used in Article IV in relation to, or to describe an effect on, the DQ Companies or any DQ Company means “material to the DQ Companies (taken as a whole).” The words “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”. The term “or” has the inclusive meaning represented by the phrase “and/or.” The words “shall” and “will” shall be construed as creating a mandatory obligation.

(v)       Accounting terms that are not otherwise defined in this Agreement have the meanings given to them in the Accounting Principles (or, if not defined in the Accounting Principles, under GAAP), or where applicable in respect of the SAP Subsidiaries, the SAP Accounting Principles (or, if not defined in the SAP Accounting Principles, under SAP), as applicable. To the extent that the definition of an accounting term defined in this Agreement, the Accounting Principles or the SAP Accounting Principles is inconsistent with the meaning of such term under GAAP or SAP, as applicable, the definition set forth in this Agreement, the Accounting Principles or the SAP Accounting Principles, shall control.

(vi)       Any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

(c)       Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) is material or are within or outside of the Ordinary Course of Business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) is material or is within or outside of the Ordinary Course of Business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

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(d)       Cross-References of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

Adjustment Escrow Account	2.12
Adjustment Escrow Amount	2.12
Adjustment Escrow Excess Amount	2.10(b)
Agreement	Preface
Annual Statements	4.5(b)
Antitrust Laws	6.2(c)
Audit Reports	4.14(e)
Certificate of Merger	2.1(b)
Closing	3.1
Closing Balance Sheet	2.9
Closing Date	3.1
Closing Statement	2.9
Collective Bargaining Agreements	4.12(a)
Company Benefit Plans	4.11(a)
Company Documents	4.2
Confidentiality Agreement	6.4
Continuation Period	6.11(a)
Continuing Employees	6.11(a)
Coordinated Planning Activities	6.6
Current Representation	10.12(a)
D&O Costs	6.5(b)
D&O Expenses	6.5(b)
D&O Indemnifiable Claim	6.5(b)
D&O Indemnified Person	6.5(a)
D&O Indemnifying Party	6.5(b)
Damages	9.2
De-Identified Data	4.20(f)
Designated Person	10.12(b)
DGCL	2.1(a)
Disqualified Individual	6.14
Effective Time	2.1(b)
Employee Census File	4.12(e)
ERISA	4.11(a)
Escrow Agreement	2.12
Estimated Cash	2.8
Estimated Closing Statement	2.8
Estimated Company Indebtedness	2.8

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Term	Section No.
Estimated Net Working Capital	2.8
Estimated Surplus Amount	2.8
Estimated Transaction Expenses	2.8
Estimated Transaction Tax Benefits	2.8
Excluded Shares	2.2(b)
Exercise Price Shares	2.3(a)
Financial Statements	4.5(a)
Guaranteed Obligations	10.15
Independent Accounting Firm	2.9
Latest Balance Sheet	4.5(a)
Latest Balance Sheet Date	4.5(a)
Leased Real Property	4.18(b)
Letter of Transmittal	2.4
Material Contracts	4.10(a)
Material Government Contract	4.23(a)
Merger	2.1(a)
Merger Sub	Preface
Net Exercise Option Shares	2.3(a)
New Plans	6.11(b)
Objections Statement	2.9
Open Source Software	4.9(c)
Optionholder Escrow Account	2.3(c)
Optionholder Escrow Amount	2.3(c)
Outside Date	9.1(a)
Overlapping Business	5.11
Owned Real Property	4.18(a)
Parent	Preface
Parent Payments	6.14
Parent’s Representatives	6.7(a)
Party	Preface
Parties	Preface
Paying Agent	2.4
Paying Agent Agreement	2.4
Policies	4.19
Post-Closing Covenants	8.1
Privacy Statement	4.20(c)
Quarterly Statements	4.5(b)
Real Property Leases	4.18(b)
Regulatory Filings	4.14(e)
Reinsurance Agreements	4.10(a)(x)
Released Claims	6.13
Releasee	6.13
Releasor	6.13
Representative	Preface

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Term	Section No.
Representative Amount	2.5
Restricted Cash Award	2.3(b)
Ropes & Gray	10.12(a)
Section 280G Payments	6.14
Securities Act	5.4
Shortfall Amount	2.10(b)
Statutory Statements	4.5(b)
Surviving Company	2.1(a)
Tax Withholding Shares	2.3(a)
Top Customer	4.10(a)(iv)
Transaction Regulatory Filings	6.2(d)
Transfer Taxes	6.8(a)
Use	4.20(c)
Waived Benefits	6.14

Article II
THE MERGER

2.1       The Merger.

(a)       Subject to the terms and conditions hereof, at the Effective Time, Merger Sub shall merge (the “Merger”) with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving company (the “Surviving Company”).

(b)       At the Closing, the Company and Merger Sub shall cause a certificate of merger substantially in the form of Exhibit E hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

(c)       From and after the Effective Time, except as set forth in Section 10.12, the Surviving Company shall succeed to all of the assets, rights, privileges, immunities, powers and franchises of, and be subject to all of the liabilities, restrictions, disabilities and duties of, the Company and Merger Sub, all as provided under the DGCL.

2.2       Effect on Common Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

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(a)       Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be converted into the right to receive, subject to the terms of this Agreement, an amount in cash equal to the sum of:

(i)       the Per Share Closing Merger Consideration; and

(ii)       to be paid as and when provided herein, the Per Share Additional Merger Consideration.

(b)       Each share of Common Stock, if any, held immediately prior to the Effective Time by Parent, Merger Sub or the Company shall be canceled and no payment shall be made with respect thereto (“Excluded Shares”).

(c)       Each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Company.

(d)       Notwithstanding anything to the contrary in this Agreement, Parent, Merger Sub and, following the Closing, the Surviving Company shall be entitled to rely on, without any obligation to investigate or verify the accuracy or correctness thereof, the allocation of proceeds and payment instructions set forth in the Estimated Closing Statement and the updated Allocation Schedule delivered pursuant to the final sentence of Section 2.9.

2.3       Treatment of Options.

(a)       At the Effective Time (but immediately prior to the transactions contemplated in Section 2.2), by virtue of the Merger and without any action on the part of any Option Holder and pursuant to the terms of the Option Plan, each Option Holder’s Vested Options shall automatically be exercised and such holder thereof shall receive a number of whole shares (rounded down to the nearest whole share) of Common Stock equal to (i) the number of shares of Common Stock underlying the Vested Options so exercised, reduced by (ii) a number of shares of Common Stock equal to (A) the aggregate sum of the exercise prices of such Vested Options divided by (B) the Per Share Closing Merger Consideration (such shares withheld for the exercise prices, the “Exercise Price Shares”) and such difference between clauses (i) and (ii), the “Net Exercise Option Shares”). The Net Exercise Option Shares shall be further reduced by a number of whole shares of Common Stock (rounded down to the nearest whole share) (with each such whole share valued at the Per Share Closing Merger Consideration) with a value equal to the amount of all applicable federal, state and local income or other taxes required or permitted to be withheld in connection with the exercise of such Vested Options (unless the Option Holder has otherwise satisfied such withholding obligations) in a manner consistent with the Option Plan (any such shares withheld for taxes, the “Tax Withholding Shares”). The Net Exercise Option Shares (after taking into account the reduction described in the immediately preceding sentence with respect to the Tax Withholding Shares) received by the Option Holder shall be treated in accordance with Section 2.2(a). The Exercise Price Shares and Tax Withholding Shares shall be retained by the Company and shall be treated as Excluded Shares under Section 2.2(b). The Surviving Company shall, or shall cause one of its Affiliates to, use any amounts that would otherwise be paid to the applicable Option Holder in respect of the Tax Withholding Shares to pay the employment Tax withholding amounts for the Option Holders’ exercise of the Vested Options hereunder.

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(b)       At the Effective Time, by virtue of the Merger and without any action on the part of any Option Holder and pursuant to the terms of the Option Plan, each Unvested Time Option shall be automatically cancelled and converted into a restricted cash award having a value equal to the Option Consideration, and shall remain subject to the then-remaining time-vesting conditions contained in the award held by any Option Holder and be payable at the time (if any) of satisfaction of such time-vesting conditions in the award agreement (a “Restricted Cash Award”).

(c)       At the Closing, the Parent shall deliver an amount equal to the aggregate Per Option Closing Merger Consideration for all Unvested Time Options (such amount, the “Optionholder Escrow Amount”) in immediately available funds into a separate escrow account (the “Optionholder Escrow Account”), such account to be established and maintained by the Escrow Agent pursuant to the Escrow Agreement (and which agreement, in any event, shall require that, prior to each payment from the Optionholder Escrow Account to any Option Holder or Parent (in the case of a Forfeited Restricted Cash Award), the Escrow Agent shall have first received a joint written instruction from Parent and the Representative to pay the applicable Option Holder or Parent (as applicable) the applicable amount in respect of such Option Holder’s Restricted Cash Award or Forfeited Restricted Cash Award (as applicable)). Subject to Section 2.12 and Section 2.13 below, the aggregate Per Option Closing Merger Consideration payable to a holder of Unvested Time Options immediately prior to the Effective Time shall be paid to (i) the applicable Option Holder from the Optionholder Escrow Account on the first regularly scheduled payroll date following the date on which the applicable portion of such holder’s Restricted Cash Award vests in accordance with the applicable award agreement and (ii) Parent from the Optionholder Escrow Account within five (5) Business Days following the date on which the applicable portion of the Restricted Cash Awards held by such holder is forfeited by the holder under the terms of the applicable award agreement.

(d)       At the Effective Time, by virtue of the Merger, without any action on the part of any Option Holder and pursuant to the terms of the Option Plan, each Unvested Performance Option shall be cancelled and terminated with no payment due thereon, and all rights in respect of each such Unvested Performance Option shall forthwith cease to exist.

(e)       The Company shall take such steps as of or cause to be taken all actions necessary to terminate the Option Plan as of the Effective Time. For the avoidance of doubt, the Restricted Cash Awards shall remain outstanding pursuant to their terms following the Effective Time.

2.4       Exchange of Common Stock; Paying Agent. Parent shall cause a paying agent selected by Parent and reasonably acceptable to the Representative (the “Paying Agent”) to effect the exchange of cash for the shares of Common Stock that are outstanding as of immediately prior to the Effective Time (including shares of Common Stock received pursuant to Section 2.3(a)) and entitled to payment pursuant to Section 2.2 as specified in the Allocation Schedule. In connection with such exchange, by no later than five Business Days prior to the Closing Date (unless such five Business Day period is waived or shortened by the Representative), Parent shall cause the Paying Agent to provide each holder of Common Stock with a Letter of Transmittal, substantially in the form of Exhibit F attached hereto, with such changes as may be required by the Paying Agent and reasonably acceptable to Parent and the Representative (a “Letter of Transmittal”) and each holder of Vested Options with a Letter of Transmittal for the shares to be received pursuant to Section 2.3(a). Prior to the Closing Date, the Paying Agent and Parent shall enter into a Paying Agent Agreement in form reasonably acceptable to the Representative (the “Paying Agent Agreement”).

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At the Closing, Parent shall transfer to the Paying Agent via wire transfer of immediately available funds, cash in an amount equal to the Closing Payment Amount. Parent shall cause the Paying Agent to hold such funds and deliver them in accordance with the terms and conditions hereof and the terms and conditions of the Paying Agent Agreement. Each such holder of Common Stock outstanding as of immediately prior to the Effective Time shall deliver to the Paying Agent, a duly executed and completed Letter of Transmittal and after the Effective Time, Parent shall cause the Paying Agent to promptly deliver or cause to be delivered to such holder a wire transfer in an amount equal to the amount of cash to which such holder is entitled under Section 2.2 to the accounts designated by such holder in such holder’s Letter of Transmittal; provided, that Parent shall cause the Paying Agent to deliver or cause to be delivered such amounts at the Closing to any holder of Common Stock that has delivered a duly executed and completed Letter of Transmittal to the Paying Agent at least two (2) Business Days prior to the Closing Date. In no event shall any Stockholder who delivers a Letter of Transmittal be entitled to receive interest on any of the funds to be received in the Merger. All fees and expenses of the Paying Agent shall be paid by Parent. Any shares of Common Stock held by a holder thereof that has delivered a Letter of Transmittal to the Company pursuant to this Section 2.4 shall not be transferable on the books of the Company without Parent’s prior written consent. At the Effective Time (after giving effect to the transactions in Section 2.3(a)), the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of the shares of Common Stock (including shares of Common Stock received pursuant to Section 2.3(a)) outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any shares of Common Stock presented to the Surviving Company or Parent for any reason shall be converted into the consideration payable in respect thereof pursuant to Section 2.2 without any interest thereon. Any portion of the funds held by the Paying Agent pursuant to this Agreement that remains undistributed to the holders of Company Stock twelve (12) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any Stockholder that has not previously complied with this Section 2.4 prior to the end of such twelve (12) month period shall thereafter look only to the Surviving Company for payment of its claim for the applicable portion of the Closing Merger Consideration in respect of such Common Stock. Notwithstanding the foregoing, none of Parent, the Surviving Company or their Affiliates shall be liable to any Stockholder for any amount paid to any public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amount remaining unclaimed by Stockholders three (3) years after the date on which such funds were delivered to the Paying Agent pursuant to this Section 2.4 shall become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

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2.5       Representative Amount. At the Closing, Parent shall deliver to the Representative (on behalf of the Securityholders), by wire transfer of immediately available funds to the account(s) designated by the Representative at least two (2) Business Days prior to the Closing Date, $[Redacted dollar amount] to satisfy potential future obligations of the Representative and/or the Securityholders to the Representative, including expenses of the Representative arising from the defense or enforcement of any claims hereunder (the “Representative Amount”). The Representative Amount shall be retained in whole or in part by the Representative until the Representative reasonably determines that, in its sole and absolute discretion, the Representative Amount is no longer required to be withheld. If the Representative shall, pursuant to the terms hereof, return all or any portion of the Representative Amount to the Securityholders, it shall promptly distribute to each Securityholder its Pro Rata Share thereof; provided, that to the extent a Securityholder was a holder of Unvested Time Options as of immediately prior to the Effective Time, the Representative may deposit with the Surviving Company any portion of such amount payable to such holder in respect of its Unvested Time Options, and Parent shall cause the Surviving Company to distribute such amount to each such Securityholder through the Surviving Company’s payroll system (or directly by the Surviving Company in respect of any Unvested Time Options held by an individual other than a current or former employee of the Company) on the first regularly scheduled payroll date of the Surviving Company following the time such time vesting hurdles are achieved. For all Tax purposes, the Representative Amount shall be treated as having been received and voluntarily set aside by the Securityholders at the time of Closing, after any withholding required by applicable Tax Law; provided, that any such withholding shall be applied against amounts payable to the Option Holders hereunder on the Closing Date and not against the Representative Amount. The Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Amount other than as a result of its gross negligence or willful misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Amount, and has no tax reporting or income distribution obligations hereunder.

2.6       Organizational Documents. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of the foregoing, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety in accordance with the provisions thereof and the DGCL. At the Effective Time, the bylaws of the Surviving Company shall be amended and restated in accordance with the provisions of the certificate of incorporation of the Surviving Company and the DGCL.

2.7       Directors and Officers. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Company, and the officers of the Company at the Effective Time shall be the officers of the Surviving Company, each such initial director and initial officer to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company as in effect from and after the Effective Time.

2.8       Closing Calculations. Not less than five Business Days prior to the anticipated Closing Date (or such shorter period of time as agreed to by Parent), the Company shall prepare and deliver to Parent a statement (the “Estimated Closing Statement”) setting forth (a) a good faith calculation of the Company’s estimate of Closing Cash (the “Estimated Cash”), Surplus Amount (the “Estimated Surplus Amount”), Company Indebtedness (the “Estimated Company

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Indebtedness”), Closing Net Working Capital (the “Estimated Net Working Capital”), Transaction Tax Benefits (the “Estimated Transaction Tax Benefits”) and Company Transaction Expenses (“Estimated Transaction Expenses”), each as of the Adjustment Time, and in each case with reasonable documentation, (b) based thereon, the Closing Merger Consideration and the aggregate Per Option Closing Merger Consideration, and (c) a duly completed Allocation Schedule. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the definitions set forth in this Agreement, the Accounting Principles and the SAP Accounting Principles, as applicable, and (i) in the case of the Estimated Net Working Capital, in a manner consistent with the Working Capital Schedule in Exhibit A, (ii) in the case of the Estimated Transaction Tax Benefits, in a manner consistent with the example set forth on Exhibit C and (iii) in the case of the Estimated Surplus Amount, in a manner consistent with the example set forth on Exhibit D. The Company shall provide Parent with a reasonable opportunity to review and comment on the Estimated Closing Statement and the components thereof and the Company shall consider in good faith any reasonable comments made in good faith that Parent provides and delivers to the Company in writing no later than the Business Day immediately prior to the Closing Date. To the extent that the Company accepts (in its sole and absolute discretion) any such reasonable comments, the Company shall deliver a revised Estimated Closing Statement to Parent prior to the Closing Date reflecting such accepted comments, which shall be the Estimated Closing Statement for purposes of this Agreement. In the event that (A) Parent does not deliver a written notice of its comments no later than the Business Day immediately prior to the Closing Date, or (B) the Company does not agree with any of the proposed comments by Parent in such notice, then the Estimated Closing Statement delivered by the Company shall be the Estimated Closing Statement for purposes of this Agreement.

2.9       Final Closing Balance Sheet Calculation. Within 90 days after the Closing Date, Parent shall deliver to the Representative a statement (the “Closing Statement”) setting forth (a) a consolidating balance sheet of the DQ Companies (other than the SAP Subsidiaries) in accordance with the Accounting Principles and a consolidating balance sheet of the SAP Subsidiaries in accordance with the SAP Accounting Principles, in each case as of the Adjustment Time (the “Closing Balance Sheet”), (b) the Closing Cash, Surplus Amount, Company Indebtedness, Closing Net Working Capital, Transaction Tax Benefits and Company Transaction Expenses, each as of the Adjustment Time and (c) based thereon, the Final Merger Consideration, in each case, together with reasonable documentation. The Closing Balance Sheet and Closing Statement shall be prepared, and Closing Cash, Surplus Amount, Company Indebtedness, Closing Net Working Capital, Transaction Tax Benefits and Company Transaction Expenses shall be determined in accordance with the definitions set forth in this Agreement, the Accounting Principles and SAP Accounting Principles, as applicable, and (i) in the case of the Closing Net Working Capital, in a form consistent with the Working Capital Schedule in Exhibit A, (ii) in the case of the Transaction Tax Benefits, in a form consistent with the example set forth on Exhibit C and (iii) in the case of the Surplus Amount, in a form consistent with the example set forth on Exhibit D. After delivery of the Closing Statement, the Representative and its accountants and other representatives shall be permitted reasonable access at reasonable times to review the Surviving Company’s and its Subsidiaries’ books and records and any work papers (subject to executing any required access letters) related to the preparation of the Closing Statement. The Representative and its accountants and other representatives may make inquiries of Parent, the Surviving Company, its Subsidiaries and their respective accountants and employees regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Parent shall, and shall

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use commercially reasonable efforts to cause any such accountants and employees of the Surviving Company and its Subsidiaries to, cooperate with and respond to such inquiries. If the Representative has any objections to the Closing Statement, the Representative may deliver to Parent a statement setting forth its objections thereto (the “Objections Statement”), which Objections Statement shall describe the nature of any such objection in reasonable detail and identify the specific items involved and, if determinable, the dollar amount of such disagreement. If the Objections Statement is not delivered to Parent within 45 days following the date of delivery of the Closing Statement, the Closing Statement shall be final, binding and non-appealable by the Parties. The Representative and Parent shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within 15 days after the delivery of the Objections Statement, the Representative and Parent shall submit such dispute to KPMG (the “Independent Accounting Firm”). In the event the parties submit any unresolved disputed items to the Independent Accounting Firm, to the extent permitted by the engagement letter with the Independent Accounting Firm, each party will submit a statement together with such supporting documentation as it deems appropriate, to the Independent Accounting Firm within fifteen (15) days after the date on which such unresolved disputed items were submitted to the Independent Accounting Firm for resolution, it being agreed that the parties will make their respective submissions contemporaneously on a date and in a manner directed by the Independent Accounting Firm, and with a copy sent simultaneously and in the same manner to the other party. The Independent Accounting Firm shall consider only those items and amounts that are identified in the Objections Statement as being items which the Representative and Parent are unable to resolve. The Independent Accounting Firm’s determination shall be based solely on the definitions of Closing Cash, Surplus Amount, Company Indebtedness, Closing Net Working Capital, Transaction Tax Benefits and Company Transaction Expenses contained herein and the provisions of this Agreement and the Accounting Principles and SAP Accounting Principles, as applicable, including this Section 2.9. The Representative and Parent shall use their commercially reasonable efforts to cause the Independent Accounting Firm to resolve all disagreements as soon as practicable. Further, the Independent Accounting Firm’s determination shall be based solely on the presentations by Parent and the Representative that are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Independent Accounting Firm shall be final and binding on and non-appealable by the Parties hereto. The costs and expenses of the Independent Accounting Firm shall be allocated between Parent, on the one hand, and the Representative from the Representative Amount, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total disputed amount of such items so submitted. For example, if the Representative claims Closing Net Working Capital is $1,000 greater than the amount determined by Parent, and Parent contests only $500 of the amount claimed by the Representative, and if the Independent Accounting Firm ultimately resolves the dispute by awarding the Representative (for the account of the Securityholders) $300 of the $500 contested, then the costs and expenses of arbitration shall be allocated 60% (i.e., 300 ÷ 500) to Parent and 40% (i.e., 200 ÷ 500) to the Representative (for the account of the Securityholders). In resolving each of items and amounts that are identified in the Objections Statement, the Independent Accounting Firm will be authorized only to determine an amount with respect to a disputed item that is an amount between (and inclusive) of the disputed amounts set forth in the Closing Statement and the Objections Statement. If Parent fails to timely

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deliver the Closing Statement in accordance with this Section 2.9, then, the Final Merger Consideration shall be deemed to equal the Closing Merger Consideration. After the final Closing Statement has been determined pursuant to this Section 2.9, the Representative shall deliver to Parent an updated Allocation Schedule setting forth the portion of the difference between the Final Merger Consideration and the Closing Merger Consideration, if any, to be paid to each Securityholder pursuant to Section 2.10.

2.10       Post-Closing Adjustment Payment.

(a)       If the Final Merger Consideration is greater than the Closing Merger Consideration, (i) Parent and Merger Sub (including, for the avoidance of doubt, the Surviving Company following the Closing) shall promptly (but in any event within five Business Days following the final determination of the Final Merger Consideration) pay to (A) the Paying Agent the amount of such difference (less the Optionholder Percentage of the amount of such difference) for distribution to each Securityholder its Pro Rata Share (in respect of any shares of Common Stock and/or Vested Options held by such Securityholder) of the amount of such difference, by wire transfer of immediately available funds to the account designated in writing by the Paying Agent, and (B) the Escrow Agent (for distribution to the holders of the Unvested Time Options in accordance with each such holder’s Pro Rata Share of such difference in respect of the Unvested Time Options and Section 2.3(b)) the Optionholder Percentage of the amount of such difference by wire transfer of immediately available funds to the Optionholder Escrow Account, and Parent and the Representative shall cause the Escrow Agent, subject to Section 2.13, to pay each such holder its Pro Rata Share of such difference in respect of Unvested Time Options following each such time as any such Option Consideration related to such holder’s Restricted Cash Awards becomes payable to each such holder; provided that in no event shall the amount paid by Parent pursuant to this Section 2.10(a)(i) exceed $[Redacted dollar amount]; and (ii) the Representative and Parent shall promptly (but in any event within five Business Days following the final determination of the Final Merger Consideration) deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to (x) each Securityholder its Pro Rata Share in respect of Common Stock (including Common Stock received pursuant to Section 2.3(a)) of the funds comprising the Adjustment Escrow Amount by wire transfer of immediately available funds, and (y) into the Optionholder Escrow Account (for distribution to the holders of the Unvested Time Options in accordance with each such holder’s Pro Rata Share in respect of Unvested Time Options of the funds comprising the Adjustment Escrow Amount and Section 2.3(b)) the Optionholder Percentage of the funds comprising the Adjustment Escrow Amount by wire transfer of immediately available funds to the Optionholder Escrow Account, and the Escrow Agent shall pay each such holder its Pro Rata Share in respect of Unvested Time Options of such funds following each such time as any such Option Consideration related to such holder’s Restricted Cash Awards becomes payable to each such holder.

(b)       If the Final Merger Consideration is equal to or less than the Closing Merger Consideration, Parent and the Representative (on behalf of the Securityholders) shall promptly (but in any event within five Business Days following the determination of the Final Merger Consideration) deliver a joint written instruction to the Escrow Agent to pay to Parent the absolute value of such difference, if any (the “Shortfall Amount”), by wire transfer of immediately available funds to an account designated by Parent to the Representative. The Shortfall Amount shall be paid solely from the funds available in the Adjustment Escrow Account. In the event that the

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funds available in the Adjustment Escrow Account are in excess of the Shortfall Amount (such excess, the “Adjustment Escrow Excess Amount”), the Representative and Parent shall simultaneously with the delivery of the instructions described in the first sentence of this Section 2.10(b), deliver joint written instructions to the Escrow Agent to pay to (i) each Securityholder its Pro Rata Share (in respect of any shares of Common Stock and/or Vested Options held by such Securityholder) of the Adjustment Escrow Excess Amount, and (ii) into the Optionholder Escrow Account (for distribution to the holders of the Unvested Time Options in accordance with each such holder’s Pro Rata Share of the Adjustment Escrow Excess Amount in respect of Unvested Time Options and Section 2.3(b)) the Optionholder Percentage of the Adjustment Escrow Excess Amount by wire transfer of immediately available funds to the Optionholder Escrow Account, and Parent and the Representative shall cause the Escrow Agent, subject to Section 2.13, to pay each such holder its Pro Rata Share in respect of Unvested Time Options of the Adjustment Escrow Excess Amount following each such time as any such Option Consideration related to such holder’s Restricted Cash Awards becomes payable to each such holder. The Securityholders and the Representative shall not have any liability for any amounts due pursuant to Section 2.9 or this Section 2.10 except to the extent of the funds comprising the Adjustment Escrow Amount.

(c)       Notwithstanding anything to the contrary in this Article II, any amounts that would be payable to a holder of a Restricted Cash Award pursuant to Section 2.5 and Section 2.10 in respect of any portion of such holder’s Restricted Cash Awards that become Forfeited Restricted Cash Awards shall instead be paid to Parent as soon as reasonably practicable following the date the applicable Restricted Cash Awards become Forfeited Restricted Cash Awards.

2.11       [Intentionally Omitted]

2.12       Adjustment Escrow Account. At the Closing, Parent shall deliver the sum of $[Redacted dollar amount] (such amount, the “Adjustment Escrow Amount”) in immediately available funds into a separate escrow account (the “Adjustment Escrow Account”), such account to be established and maintained by the Escrow Agent pursuant to the terms and conditions of an escrow agreement substantially in the form of Exhibit G attached hereto, with such changes as may be required by the Escrow Agent and reasonably acceptable to Parent and the Representative, to be entered into on the Closing Date by Parent, the Representative and the Escrow Agent (the “Escrow Agreement”). The amount contained in the Adjustment Escrow Account shall serve solely as security for, and the sole and exclusive source of payment of, Parent’s rights pursuant to Section 2.10, if any. All fees, costs and expenses of the Escrow Agent shall be paid by Parent.

2.13       Withholding. Each of the Paying Agent, the Surviving Company, the Representative and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law; provided that at least five Business Days prior to the Closing, or as promptly as practicable thereafter, the Company and Parent shall (a) notify the Representative and Securityholders of any anticipated withholding (other than withholding of Taxes with respect to amounts treated as compensation), (b) consult with the Representative and Securityholders in good faith to determine whether such deduction and withholding is required under applicable Tax Law, and (c) cooperate with the Representative and Securityholders in good faith to minimize the amount of any applicable withholding. The Paying Agent, the Escrow Agent and the Company will cooperate to

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satisfy any withholding obligations related to any consideration payable to any Person pursuant to this Agreement, to the extent that the Company has any withholding obligations related to such consideration. If the Company, the Paying Agent, the Escrow Agent, the Representative or Parent, as the case may be, so withholds amounts and pays such amounts to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Surviving Company, the Representative or Parent, as the case may be, made such deduction and withholding.

2.14       ACA Fee. From and after the Closing, Parent shall cause the Surviving Company and each DQ Company to use reasonable best efforts, in a manner consistent with the DQ Companies’ Ordinary Course of Business prior to the Closing Date, to collect any receivables of the DQ Companies related to the ACA Fee as of the Adjustment Time. In the event that Parent or its Affiliates (including the Surviving Company or any other DQ Company) receives any amount in respect of such receivables related to the ACA Fee, it shall promptly (and in any event within five (5) Business Days) distribute to each Securityholder its Pro Rata Share thereof; provided, that to the extent a Securityholder was a holder of Unvested Time Options as of immediately prior to the Effective Time, Parent shall cause the Surviving Company to distribute any portion of such amount to each Securityholder through the Surviving Company’s payroll system (or directly by the Surviving Company in respect of any Unvested Time Options held by an individual other than a current or former employee of the Company) on the first regularly scheduled payroll date of the Surviving Company following the time such vesting hurdles are achieved.

Article III
CLOSING

3.1       The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ropes & Gray LLP located at 1211 Avenue of the Americas, New York, New York 10036 at 10:00 a.m. local time on the first Business Day of the month immediately following the first month that ends at least five Business Days after the date on which the full satisfaction or due waiver of all of the closing conditions set forth in Article VII hereof has occurred (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions) or on such other date and/or time as is mutually agreed to in writing by Parent and the Company; provided that in the event it is reasonably expected that the full satisfaction of all of the closing conditions set forth in Article VII is expected to occur fewer than five Business Days prior to the end of a month, Parent and the Company shall cooperate in good faith to consummate the Closing on the first Business Day of the immediately following month. The date and time of the Closing are referred to herein as the “Closing Date.”

3.2       The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:

(a)       the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;

(b)       the Company shall deliver to Parent a duly executed and completed statement meeting the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that an interest in the Company is not a “United States real property interest”, together with notification to the Internal Revenue Service described in Treasury Regulation Section 1.897-2(h)(2) regarding delivery of the statement referred to in the preceding clause;

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(c)       in accordance with Section 2.4, Parent shall deliver, or cause to be delivered, the Closing Payment Amount to the Paying Agent by wire transfer of immediately available funds to the account(s) designated in writing by the Paying Agent;

(d)       in accordance with Section 2.3, Parent shall deliver, or cause to be delivered, to the Surviving Company the Per Share Closing Merger Consideration in respect of each Tax Withholding Share (assuming such shares were issued and outstanding) by wire transfer of immediately available funds to the account(s) designated in writing by the Company at least two Business Days prior to the Closing Date;

(e)       in accordance with Section 2.3, Parent shall deliver, or cause to be delivered, to the Escrow Agent the Optionholder Escrow Amount for the benefit of holders of Unvested Time Options, by wire transfer of immediately available funds to the Optionholder Escrow Account;

(f)       in accordance with Section 2.5, Parent shall deliver, or cause to be delivered, to the Representative, the Representative Amount, by wire transfer of immediately available funds to the account designated in writing by the Representative at least two Business Days prior to the Closing Date;

(g)       in accordance with Section 2.12, Parent shall deliver, or cause to be delivered, to the Escrow Agent the Adjustment Escrow Amount, by wire transfer of immediately available funds to the Adjustment Escrow Account;

(h)       Parent shall repay, or cause to be repaid, on behalf of the DQ Companies, all amounts necessary to discharge fully the then outstanding balance of all Company Indebtedness under the Credit Facility, by wire transfer of immediately available funds to the account(s) designated by the holders of such Company Indebtedness, and the Company shall deliver to Parent at or prior to the Closing appropriate payoff letters and documentation evidencing the release of any Liens under the Credit Facility, in form and substance reasonably satisfactory to Parent, from the holders of such Company Indebtedness; and

(i)       Parent shall pay, or cause to be paid, on behalf of the Company, the Company Transaction Expenses by wire transfer of immediately available funds as directed by the Representative pursuant to invoices delivered to Parent at least two Business Days prior to the Closing Date.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent as of the date hereof and as of the Closing Date (except as to matters that speak as of a certain date, in which case only as of such date) as hereafter set forth in this Article IV. Each item disclosed in the schedules to this Agreement (the “Disclosure Schedules”) shall constitute an exception to the representations and

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warranties to which it makes reference and shall be deemed to be disclosed with respect to each Disclosure Schedule to this Agreement and/or representation and warranty herein given to which it relates, without the necessity of repetitive disclosure or cross-reference, in each case, so long as the relevance of such item or information is reasonably apparent on its face. Inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material. Capitalized terms used and not otherwise defined in the Disclosure Schedules shall have the meanings specified in this Agreement.

4.1       Organization and Good Standing.

(a)       The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the Governing Documents for each DQ Company, in each case including all amendments thereto, as in effect on the date hereof, which Governing Documents are in full force and effect, and no DQ Company is, in any material respect, in default under or in violation of any provisions of its Governing Documents.

(b)       Each DQ Company, other than the Company, is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all requisite corporate or limited liability power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each DQ Company, other than the Company, is duly qualified or authorized to do business as a foreign corporation or limited liability company and is in good standing under the laws of each jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.

4.2       Authorization of Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”), to perform its obligations under this Agreement and the Company Documents, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The Stockholder Consent is the only vote or approval of the Stockholders required to approve this Agreement and the Merger.

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4.3       Conflicts; Consents of Third Parties.

(a)       Except as set forth on Schedule 4.3(a), the execution and delivery by the Company of this Agreement or the Company Documents does not, and the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof, will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or result in an event creating rights of acceleration, termination, modification or cancellation, or a loss of rights under, any provision of (i) the certificate of incorporation and by-laws of the Company; (ii) any Material Contract to which any DQ Company is party or by which any of the properties or assets of any DQ Company are bound; or (iii) any applicable Law or Order, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults or events that would not reasonably be expected to be material to the DQ Companies, taken as a whole.

(b)       No Consent, declaration or filing with, or notification to, any Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement or the Company Documents or the compliance by the DQ Companies with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the Consents, declarations, filings and notifications listed on Schedule 4.3(b), and (iv) such Consents, declarations, filings and notifications that, if not obtained, or not filed, as applicable, would not reasonably be expected to be material to the DQ Companies, taken as a whole.

4.4       Capitalization.

(a)       As of the date hereof, the authorized and the issued and outstanding capital stock of the Company consists of the shares of capital stock set forth on Schedule 4.4(a), and no shares are held in the treasury. The capital stock set forth on Schedule 4.4(a) has been duly authorized and validly issued, and are fully paid and non-assessable, were not issued in violation of any pre-emptive rights, rights of first refusal or similar rights of any Person and were issued in all material respects in accordance with the registration or qualification requirements of the Securities Act or pursuant to valid exemptions therefrom. Except as set forth on Schedule 4.4(a) or Schedule 4.4(c), as of the date hereof, there are no other equity or debt securities of the Company authorized or issued and outstanding and there are no warrants, preemptive rights, options, calls, commitments, conversion privileges, or other agreements of any kind or character for the issuance of any capital stock of the Company, or any security convertible into, or exercisable or exchangeable for capital stock of the Company or for the repurchase, redemption or other acquisition of any capital stock of the Company. Each direct and indirect Subsidiary of the Company is listed on Schedule 4.4(b), and the Company is the sole direct or indirect owner of each DQ Company listed on Schedule 4.4(b). No DQ Company is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of such DQ Company.

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(b)       As of the date hereof, the authorized and the issued and outstanding equity interests of each Company Subsidiary, consists of the shares of capital stock or membership interests set forth on Schedule 4.4(b), and no equity interests are held in the treasury. The Company, directly or indirectly, is the record or beneficial owner of all issued and outstanding equity interests of each Company Subsidiary. The equity interests set forth on Schedule 4.4(b) have been duly authorized and validly issued, and are fully paid and non-assessable, were not issued in violation of any pre-emptive rights, rights of first refusal or similar rights of any Person and were issued in all material respects in accordance with the registration or qualification requirements of the Securities Act or pursuant to valid exemptions therefrom. There are no other equity or debt securities of any Company Subsidiary authorized or issued and outstanding and there are no warrants, preemptive rights, options, calls, commitments, conversion privileges, or other agreements of any kind or character for the issuance of any equity interests of any Company Subsidiary or any security convertible into, or exercisable or exchangeable for equity interests of any Company Subsidiary or for the repurchase, redemption or other acquisition of any equity interests of any Company Subsidiary.

(c)       Schedule 4.4(c) sets forth a complete and accurate list of Options under the Option Plan, Legacy LTIP Cash Awards under the Legacy LTIP and the Phantom Awards under the Phantom Plans, in each case, outstanding as of the date of this Agreement, setting forth (i) the number of shares of Common Stock subject to such equity award or the amount of the award (as applicable), (ii) the holder, (iii) date of grant, (iv) exercise price with respect to such equity award, as applicable and (v) with respect to Options, the vesting schedule and extent to which such Options are vested or unvested. Each Option was granted with an exercise price per share that was no less than the fair market value of a share on the applicable grant date (determined in a manner that is not inconsistent with Section 409A of the Code) and the DQ Companies have not incurred and will not incur any liability to withhold taxes as a result of Section 409A of the Code upon the vesting of any Options. All Options constitute options to purchase “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.

4.5       Financial Statements.

(a)       The Company’s unaudited consolidated balance sheet as of June 30, 2021 (the “Latest Balance Sheet” and such date, the “Latest Balance Sheet Date”) and the related statement of operations for the 6-month period then ended and the Company’s audited consolidated balance sheet and statement of operations and comprehensive loss, statements of stockholders’ equity and statements of cash flows for the fiscal year ended December 31, 2020 (collectively, the “Financial Statements”) have been prepared in all material respects in accordance with GAAP, consistently applied, and present fairly, in all material respects, the financial condition and results of operations of the Company and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein, subject to, in the case of the unaudited financial statements, (i) the absence of footnote disclosures and other presentation items, and (ii) changes resulting from normal year-end adjustments. The Company has made available to Parent true and complete copies of the Financial Statements.

(b)       The Company has made available to Parent true and complete copies of the SAP Subsidiaries’ audited annual statements for the year ended December 31, 2020 (the “Annual

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Statements”) and the Quarterly Statements of the SAP Subsidiaries as of June 30, 2021 (the “Quarterly Statements,” and together with the Annual Statements, the “Statutory Statements”), in each case as filed with the applicable Domiciliary Department of Insurance. The financial statements included within the Statutory Statements have been prepared in conformity in all material respects with SAP consistently applied, except that the Quarterly Statements have not been audited and are subject to normal year-end adjustments and omit footnotes and other presentation items. The financial statements included in the Statutory Statements were filed with the applicable Domiciliary Department of Insurance in a timely fashion on forms prescribed or permitted by such Domiciliary Department of Insurance. All permitted accounting practices used by the SAP Subsidiaries in connection with the Statutory Statements, which were required to be approved by Governmental Bodies prior to use, have been approved by the applicable Governmental Bodies in writing at or prior to the time used by the SAP Subsidiaries in connection with the applicable Statutory Statements. To the Knowledge of the Company, the consummation of the Merger will not result in the termination of any such approval.

(c)       The DQ Companies have established and maintained a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects, (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary (A) to permit the preparation of consolidated financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) access to assets is permitted in accordance with management’s general or specific authorization and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

4.6       No Undisclosed Liabilities. The DQ Companies do not have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due (whether or not required under GAAP to be disclosed on a balance sheet of the DQ Companies or the notes thereto), other than (i) liabilities or obligations to the extent reflected on the face of the Latest Balance Sheet, (ii) liabilities or obligations incurred in the Ordinary Course of Business since the Latest Balance Sheet Date, (iii) executory obligations under any Contract unrelated to breach thereof, (iv) liabilities or obligations described on Schedule 4.6, (v) liabilities or obligations which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, and (vi) liabilities or obligations incurred in connection with the preparation, negotiation or execution of the transactions contemplated hereby.

4.7       Absence of Certain Developments. Except as contemplated by this Agreement or as set forth on Schedule 4.7, as of the date hereof and since the Latest Balance Sheet Date (i) the DQ Companies have conducted their respective businesses only in the Ordinary Course of Business, (ii) there has not been any event, change, occurrence or circumstance that has had or would reasonably be expected to have a Material Adverse Effect and (iii) no DQ Company has taken or omitted any action that, if taken or omitted after the date hereof, would be required to be disclosed on Schedule 6.1(b).

4.8       Taxes. Except as set forth on Schedule 4.8:

(a)       Each DQ Company has timely filed, or had timely filed on its behalf, all income Tax Returns and all other material non-income Tax Returns required to be filed by, on

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behalf of, or with respect to it (after giving effect to extensions), all such Tax Returns are correct and complete in all material respects, and all income and other material Taxes due and owing by each DQ Company (whether or not shown on such Tax Returns) have been timely paid.

(b)       No Taxes with respect to the DQ Companies are currently under audit, examination or investigation by any Taxing Authority or the subject of any judicial or administrative proceeding. No written claim for any material deficiencies, adjustments or underpayments for any amount of Taxes have been proposed, asserted or assessed by a Taxing Authority against any DQ Company that are still pending, nor to the Knowledge of the Company is any such claim threatened in writing.

(c)       All accounting entries (including charges and accruals) for Taxes with respect to each DQ Company reflected on the books of the DQ Companies (excluding any provision for deferred Income Taxes reflecting either differences between treatment of items for accounting and Income Tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which the DQ Companies ordinarily record items on their respective books. Since the end of the last period for which the DQ Companies ordinarily record items on their respective books, none of the DQ Companies has engaged in any transaction, or taken any other action, other than in the Ordinary Course of Business, that would reasonably be expected to result in a materially increased Tax liability or materially reduced Tax asset.

(d)       All material Taxes required to be withheld by each DQ Company have been duly and timely withheld and have been (or will be) duly and timely paid to the proper Taxing Authority. Each DQ Company has complied in all material respects with applicable information reporting requirements.

(e)       There are no Liens for Taxes upon any DQ Company’s property or assets, other than Permitted Liens.

(f)       In the past five (5) years, no unresolved claim has been made in writing by any Taxing Authority in a jurisdiction (whether within or without the United States) where any DQ Company has not filed a particular type of Tax Return or paid a particular type of Tax that such DQ Company is or may be required to file such Tax Returns or be subject to such Taxes by such jurisdiction, nor to the Knowledge of the Company is any such assertion threatened in writing.

(g)       None of the DQ Companies has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency that remains outstanding, and no power of attorney with respect to any such Taxes is in effect or has been granted.

(h)       No DQ Company has requested or been granted an extension of the time for filing any Tax Return to a date later than the Closing Date (other than an automatic extension to extend the time for filing any Tax Return in the Ordinary Course of Business).

(i)       In the last three years, no DQ Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed, or purported or intended to be governed, in whole or in part, by Section 355 or Section 361 of the Code.

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(j)       No DQ Company has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(k)       No DQ Company is or has been a member of an affiliated, combined, consolidated, or unitary Tax group for Tax purposes (other than a group the common parent of which is a DQ Company).

(l)       No DQ Company is a party to or bound by, or has any obligation under, a tax sharing, tax allocation or tax indemnity or similar agreement or arrangement (other than Contracts entered into in the Ordinary Course of Business, the primary purpose of which is not related to Taxes, or contracts solely among DQ Companies) and no DQ Company has any liability for Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 of the Code or similar provision of applicable Law (other than with respect to any group that includes only the DQ Companies for which any DQ Company files combined or consolidated state, local or foreign Tax Returns) or (ii) as a transferee or successor.

(m)       No DQ Company has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. Law), in either case that would be binding upon any DQ Company after the Closing Date.

(n)       No DQ Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a Pre- Closing Tax Period under Section 481 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. Law) or use of an improper method of accounting on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount (other than insurance premium) received outside the Ordinary Course of Business on or prior to the Closing Date, (iv) intercompany transaction under Treasury Regulation 1.1502-13 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. Law), (v) excess loss under Treasury Regulation 1.1502-19 (or any predecessor provision or any similar provision of state, local or non-U.S. Law), or (vi) election under Section 965 of the Code.

(o)       Each SAP Subsidiary is subject to taxation under Part II of Subchapter L of the Code. Loss and loss adjustment expense reserves, and unearned premium reserves, in each case as determined for Tax purposes, for each SAP Subsidiary have been computed and maintained in the manner required under Sections 832 and 846 of the Code in all material respects.

(p)       No DQ Company is subject to material income Tax on a net basis in any jurisdiction outside of the jurisdiction in which it is organized or primarily resident for Tax purposes.

(q)       The Tax treatment of each insurance contract issued by a SAP Subsidiary is not, and since the time of issuance (or subsequent modification) has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment either that was purported to apply in materials provided at the time of issuance (or any subsequent modification of such policy) or for which such policy was intended or reasonably expected to apply at the time of issuance (or subsequent modification).

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4.9       Intellectual Property; Information Technology.

(a)       Owned Intellectual Property. Schedule 4.9(a) lists all Registered Intellectual Property as of the date hereof and all material common law trademarks that are material to the DQ Companies, taken as a whole. Except as set forth on Schedule 4.9(a), all such Registered Intellectual Property and all other Owned Intellectual Property is owned solely by one of the DQ Companies, free and clear of any Liens other than Permitted Liens. For each of the items listed on Schedule 4.9(a), Schedule 4.9(a) includes the owner of record and, with regard to Registered Intellectual Property: the relevant registration or application number, the country or jurisdiction of registration, and the filing or registration date. The Registered Intellectual Property is subsisting, and the Owned Intellectual Property is valid and enforceable. The DQ Companies are the exclusive owners of all right, title and interest in and to the Windward Technology and, except as set forth on Schedule 4.9(a)(ii), no license, covenant not to sue or other right to use the Windward Technology has been granted to any Person except to consultants and contractors performing services for or on behalf of the DQ Companies in the Ordinary Course of Business pursuant to an agreement that has not been superseded.

(b)       The conduct of the DQ Companies’ business as it is currently conducted and as conducted in the last three (3) years does not and did not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third party in any material respect. There are no current, and to the Knowledge of the Company, no current threatened, claims by any third party that one of the DQ Companies has infringed, violated, or misappropriated the Intellectual Property of such third party or that Owned Intellectual Property is invalid or unenforceable. To the Knowledge of the Company, in the last three (3) years, there is no and has been no infringement, misappropriation, dilution or violation by any third party of any Owned Intellectual Property, and Owned Intellectual Property has not been used or made available for use by any Person without a license or permission from a DQ Company. The DQ Companies currently maintain, and over the last three years have maintained, commercially reasonable practices to protect the Owned Intellectual Property from infringement and to protect the confidentiality of their Confidential Information and trade secrets. The DQ Companies are not using any Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Owned Intellectual Property.

(c)       Open Source Software. No DQ Company has used or distributed any Software that is subject to a license listed by the Open Source Initiative or the Free Software Foundation or that otherwise requires such Software to be made available in source code form or for free (“Open Source Software”), in each case in a manner that would require any source code included in the material Owned Intellectual Property to be provided or licensed to any Person. The DQ Companies are in compliance, in all material respects, with all terms and conditions of all relevant material licenses (including all requirements relating to notices and making source code available to third parties) for all Open Source Software used in their business.

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(d)       Source Code. Except as set forth on Schedule 4.9(d), the DQ Companies have not disclosed or delivered to any escrow agent or any other Person (other than an employee) any of the source code for any material Software included in the Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to such source code.

(e)       The DQ Companies lawfully own, lease or license all material IT Systems and the IT Systems are reasonably sufficient for the operation of the business of the DQ Companies. The DQ Companies maintain commercially reasonable backup and data recovery, disaster recovery and business continuity plans, procedures and facilities, and test such plans, procedures and facilities on a regular basis.

(f)       Sufficiency. The Owned Intellectual Property, together with any Intellectual Property licensed by written agreement to the DQ Companies, constitutes all the Intellectual Property necessary to carry on the business, and will be available immediately following the Closing and will be sufficient to carry on the business, immediately following the Closing, in all material respects as it is being conducted as of the date hereof. The IT Systems (i) are in good repair and operating condition and are adequate and suitable for the purposes for which they are being used or held for use, (ii) conform in all material respects with their related documentation and (iii) to the Knowledge of the Company, do not contain any Virus or Vulnerability that would reasonably be expected to interfere with the ability of the DQ Companies to conduct the business or present a material risk of a Cybersecurity Incident.

4.10       Material Contracts.

(a)       Schedule 4.10(a) lists the following Contracts, other than any Company Benefit Plan or Real Property Leases, to which a DQ Company is a party or by which it is bound (the Contracts required to be listed on Schedule 4.10(a), collectively, the “Material Contracts”) as of the date hereof, a copy of each of which has been made available to Parent:

(i)       Contracts for the pending sale of any of the Assets of any DQ Company other than the sale of products or services in the Ordinary Course of Business for consideration in excess of $2,000,000;

(ii)       Contracts relating to indebtedness for money, or the making of any loans, or the guarantee of any obligation for borrowed money, in each case involving amounts in excess of $1,000,000;

(iii)       Contracts for the purchase, rental or use of real property or personal property, including equipment, vehicles, and other personal property or fixtures, in each case pursuant to which a DQ Company has ongoing or future payment obligations of greater than $1,000,000annually, except for any such Contracts that can be terminated upon 90 days (or less) written notice;

(iv)       Contracts with the ten (10) largest customers (measured on a Contract basis) of the DQ Companies based on the aggregate revenues generated by the DQ Companies in respect of each such customer during the fiscal year 2020 (each such customer, a “Top Customer”);

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(v)       Contracts with the ten largest vendors of the DQ Companies based on the aggregate amounts spent by the DQ Companies in respect of each such vendor during the fiscal year 2020;

(vi)       Contracts with material licenses to Intellectual Property and agreements pursuant to which the DQ Companies resolved any litigation or other dispute relating to Intellectual Property pursuant to which the DQ Companies have any material outstanding obligations, excluding non-exclusive licenses to “off the shelf” or commercially available software for which any DQ Company pays less than $500,000 per year and non-exclusive licenses granted to customers in the Ordinary Course of Business;

(vii)       joint venture agreements;

(viii)       Contracts pursuant to which any DQ Company has agreed to acquire or purchase all or a material portion of a business (whether by merger, asset purchase, purchase of equity securities or any other similar transaction) since January 1, 2019;

(ix)       Contracts that grant any (a) most favored customer pricing provisions for the benefit of any third party, (b) covenant that expressly limits in any respect the freedom of any DQ Company to operate or compete in any line of business or geographic scope or to compete with any Person or (c) minimum purchase requirement for the benefit of any third party;

(x)       all reinsurance agreements (the “Reinsurance Agreements”) and services agreements that are directly related to Reinsurance Agreements;

(xi)       Contracts pursuant to which any DQ Company has any material outstanding obligations for the payment of any “earn out” or deferred purchase price or similar payment;

(xii)       Contracts obligating any DQ Company to make any capital expenditures in excess of $1,000,000 in the aggregate or $5,000,000 in any 12-month period;

(xiii)       Contracts relating to the settlement or other resolution of any actual or threatened Action with a value in excess of $1,000,000; and

(xiv)       Contracts pursuant to which material Owned Intellectual Property was created for the DQ Companies.

(b)       Except as set forth on Schedule 4.10(b), each Material Contract is legal, valid and enforceable against each DQ Company party thereto and, to the Knowledge of the Company, any other Person party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Since the Latest Balance Sheet Date, no DQ Company (i) is in breach, or violation of, or default under and there is no event which has occurred or circumstance that exists which, with or without the lapse of time or the giving of notice or both, would result in a breach, violation of or default under, any such Material Contract to which it is a party, except for

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such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the DQ Companies, taken as a whole or (ii) has received any written notice of any default or breach by any DQ Company under any Material Contract, except for defaults that have been cured or otherwise would not reasonably be expected to be materially adverse to the DQ Companies, taken as a whole.

(c)       Except as set forth on Schedule 4.10(c), no DQ Company has received any written or, to the Knowledge of the Company, oral notice or indication, and to the Knowledge of the Company, there are no facts that would reasonably be expected to lead it to believe, that any Top Customer has ceased, or intends to cease after the Closing, to purchase its services or products, or to seek to exercise any rights of termination arising under a Material Contract that are or may be triggered by this Agreement or the transactions contemplated hereby. No DQ Company is involved in any material dispute with any of the Top Customers. None of the Top Customers has materially reduced its business with the DQ Companies since the Latest Balance Sheet Date.

4.11       Employee Benefits Plans.

(a)       Schedule 4.11(a) contains a true and correct list, as of the date hereof, of each material Company Benefit Plan. A “Company Benefit Plan” is defined as an employee benefit, retirement, employment, labor, compensation, incentive, bonus, profit sharing, pension, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, welfare and fringe-benefit or other similar agreement, Contract, plan, policy and program in effect and covering one or more current or former Company Employees or other individual service providers or the beneficiaries or dependents of any such Persons, and is maintained and sponsored by any DQ Company or for which any DQ Company has any current or contingent liability or may reasonably be expected to have any liability. With respect to each Company Benefit Plan, the Company has made available to Parent correct and complete copies of (i) the plan document together with any material amendments thereto (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof summarizing its material terms), (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required. Each Company Benefit Plan is, and has been during the last three years, established, maintained and administered in all material respects in accordance and compliance with its express terms and the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other applicable Laws. No DQ Company has announced any intention to adopt any new Company Benefit Plan (or any Contract, plan or arrangement that would be a Company Benefit Plan if it was in effect as of the date hereof) or to materially increase the compensation or benefits to be paid or provided to the Company Employees under any existing Company Benefit Plan.

(b)       Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the IRS or can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Company Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination or opinion letter

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relating to any such Company Benefit Plan that would reasonably be expected to cause the revocation of such determination letter from the IRS or the unavailability of reliance on such opinion letter from the IRS or otherwise adversely affect the qualification of such Company Benefit Plan.

(c)       No Company Benefit Plan is and the DQ Companies and their ERISA Affiliates do not sponsor, maintain or contribute to or have in the past three (3) years sponsored, maintained, or contributed to, or have any current or contingent liability or obligation with respect to or under, (i) any defined benefit pension plan (as defined in Section 3(35) of ERISA) (ii) any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (iii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iv) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (v) any Company Benefit Plan that provides for medical or life insurance benefits after termination of employment (other than as required by applicable Law), nor do any circumstances exist that would reasonably be expected to result in Parent or its Affiliates having any material liabilities relating to the foregoing.

(d)       With respect to each Company Benefit Plan, (i) no Actions (other than routine claims for benefits in the ordinary course) are, or during the past three years have been, pending or, to the Knowledge of the Company, threatened and (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions that would reasonably be expected to result in a material liability to any DQ Company. All contributions, payments and premiums required to have been made by any DQ Company to or by the terms of any Company Benefit Plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law have been paid in all material respects within the time prescribed by any such Company Benefit Plan or applicable Law.

(e)       Except as set forth on Schedule 4.11(e), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, whether alone or together with any other event, will (i) result in or increase any amounts, payment or benefits becoming due or payable (or any entitlement thereto) to any current or former employee or other individual service provider of any DQ Company or other obligation pursuant to a Company Benefit Plan, (ii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits (or entitlement thereto) under any Company Benefit Plan, or (iii) entitle a Person to or result in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Employee is entitled to receive any amount (including any tax gross-up, reimbursement or other payment or benefit) from the Company or any of its Affiliates as a result of the imposition of any additional or excise Taxes or penalties required by section 4999 of the Code or by section 409A of the Code.

(f)       Each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Section 409A(d)(1) of the Code and that is subject to (and not exempt from) the requirements of Section 409A(a)(2) of the Code, has been maintained in compliance in all material respects with the requirements of Section 409A(a)(2) of the Code and all applicable IRS and regulatory guidance issued thereunder in both operation and documentation.

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4.12       Labor; Company Employees.

(a)       Except as set forth on Schedule 4.12(a), the DQ Companies are not party to or bound by any labor or collective bargaining agreement with a labor organization representing any of the Company Employees (“Collective Bargaining Agreements”). No employee of the DQ Companies is represented by a labor organization.

(b)       In the last three (3) years since the date hereof, there have been no (i) strikes, work stoppages, work slowdowns or lockouts or other material labor disputes existing or, to the Knowledge of the Company, threatened in writing against or involving the Company Employees, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened in writing by or on behalf of any Company Employee or group of Company Employees. To the Knowledge of the Company, there are no activities, campaigns, petitions or Actions by any labor organization or other Person to organize any Company Employees, and no labor or other similar organization has made a demand for recognition or certification.

(c)       The DQ Companies are, and in the last three years since the date hereof have been, in compliance in all material respects with all applicable Laws respecting labor, employment, employment practices, wages, withholding of Taxes, immigration, classification of employees and contractors, discrimination, harassment, and terms and conditions of employment and other matters relating thereto. All individuals who render services to the DQ Companies have been properly classified in accordance with applicable Law, including each such service provider compensated as an independent contractor or as an exempt or nonexempt employee under applicable Law, and no DQ Company has any liability with respect to any misclassification of any such individual.

(d)       No DQ Company has effected a “plant closing” or “mass layoff” (as defined in the WARN Act) or taken any other action that would trigger notice or liability under any state or local plant closing Law.

(e)       Schedule 4.12(e) sets forth, as of the date of this Agreement, a true, correct and complete list of each current Company Employee along with their (i) annualized salary or wage rate, as applicable, (ii) target bonus or other target incentives, (iii) exempt or non-exempt status (under applicable Law), (iv) date of hire and for rehires, adjusted date of hire, (v) department, (vi) job title, (vii) status as part-time, full-time, PRN or temporary, (viii) name of employing entity, (ix) work location and (x) whether such employee is active or on a leave of absence (and, if so, the type of leave and, if applicable, expected date of return) (the “Employee Census File”).

4.13       Litigation. Except as set forth on Schedule 4.13, there are no material Actions (i) pending or, to the Knowledge of the Company, threatened against any DQ Company before any Governmental Body or (ii) pending against any other Person maintained by any DQ Company that are material to the DQ Companies, taken as a whole. No DQ Company is subject to or otherwise bound by or, to the Company’s Knowledge, threatened to be subject to, or otherwise bound by, any Order that imposes any material ongoing obligation or restriction on any DQ Company or that is, or would reasonably be expected to be, material to the DQ Companies, taken as a whole.

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4.14       Compliance with Laws; Permits; Insurance Matters.

(a)       Except as set forth in Schedule 4.14(a), the DQ Companies are, and during the last three (3) years have been, in compliance with all Laws applicable to its businesses or operations, except where the failure to be in compliance would not reasonably be expected to be material to the DQ Companies, taken as a whole. During the last three (3) years, no DQ Company has received any written notice of or been charged with the violation of any Laws, except where such violation would not reasonably be expected to be material to the DQ Companies, taken as a whole, and, to the Knowledge of the Company, none of the DQ Companies is under any investigation with respect to any material violation of applicable Laws or has been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action outside of the Ordinary Course of Business.

(b)       Except as set forth in Schedule 4.14(b), each of the DQ Companies possesses, and during the last three (3) years has possessed, all Permits necessary for the conduct of its business as presently conducted, and each of such Permits is in full force and effect, except as would not reasonably be expected to be material to the DQ Companies, taken as a whole. Each DQ Company is in material compliance with the terms, provisions and conditions of each Permit and there are no written (or, to the Knowledge of the Company, verbal) notices of noncompliance, judgments, consent decrees, orders or judicial or administrative actions or Actions or any outstanding violations or investigations materially adversely affecting any of such Permits. No condition exists that with notice or lapse of time or both would constitute a default under the Permits and none of the Permits will be terminated, cancelled or become terminable or subject to non-renewal as a result of the consummation of the Merger. Schedule 4.14(b) contains a true, correct and complete list of each jurisdiction in which each of the DQ Companies holds Permits to conduct its business, as well as a list of Permits held by each DQ Company in each such jurisdiction.

(c)       During the last three (3) years, no DQ Company has, directly or indirectly, made any contribution or paid or delivered, or committed itself to pay or deliver, any bribe, payoff, influence payment or kickback, whether in money, property or services, to any person that in any manner is related to the business or operations of the DQ Companies.

(d)       No DQ Company has been required to pay any civil monetary penalty under applicable Law regarding false, fraudulent or impermissible claims under, or payments to induce a reduction or limitation of healthcare services to beneficiaries of, any state or federal healthcare program, nor has any DQ Company been subject to any written finding of fraudulent procedures or practices arising out of the provision of healthcare insurance, managed care, claims administration, or healthcare services or benefits relating to Medicare or Medicaid, and no DQ Company is currently subject to any pending or, to the Knowledge of the Company, threatened audit relating to such fraudulent procedures or practices other than annual audits in the ordinary course.

(e)       During the last three (3) years, each SAP Subsidiary has filed all material reports, statements, registrations or filings required to be filed by it with any Governmental Body regulating its Insurance Licenses (the “Regulatory Filings”) and all Regulatory Filings were in compliance in all material respects with applicable Law when filed or as amended or

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supplemented. Each SAP Subsidiary has provided to Parent complete and correct copies of: (i) all audits and examinations (including, without limitation, financial, market conduct and similar examinations of any SAP Subsidiary) performed with respect to the SAP Subsidiary by any Governmental Body regulating its Insurance Licenses during the last three (3) years, (the “Audit Reports”); and (ii) all material holding company filings made by each SAP Subsidiary with any Governmental Body regulating its Insurance Licenses during the last three (3) years. To the Knowledge of the Company, no deficiency in any such Regulatory Filings, including deficiencies for late filings, has been asserted and remains unresolved.

4.15       Environmental Matters. Except in each case as would not reasonably be expected to have a Material Adverse Effect:

(a)       the operations of the DQ Companies are in compliance with all applicable Environmental Laws applicable to their operations at and occupation of the Real Property Leases, which compliance includes obtaining, maintaining and complying with any Permits required under applicable Environmental Laws necessary to operate its business;

(b)       none of the DQ Companies are the subject of any outstanding Order of any Governmental Body respecting Environmental Laws;

(c)       during the last two years, none of the DQ Companies has received written notice from any Governmental Body regarding any actual or alleged violation of or liability under Environmental Law; and

(d)       the DQ Companies are not subject to any pending or, to the Knowledge of the Company, threatened Action alleging that the DQ Companies may be in violation of any Environmental Law or may have any liability under any Environmental Law.

4.16       Insurance Regulatory Compliance.

(a)       All insurance contracts issued by each SAP Subsidiary, and any and all amendments, applications, marketing materials, brochures and illustrations relating thereto (i) are, to the extent required by applicable insurance Laws, on forms and at rates approved by the applicable Governmental Body or, to the extent required by applicable Laws, have been filed with and not objected to by such Governmental Body within the period provided for objection, and (ii) in all material respects comply with and have been administered in accordance with, applicable Law.

(b)       Except as set forth on Schedule 4.16(b), during the past three (3) years, neither the Company nor any SAP Subsidiary has received any supervisory letter from, or adopted any policy, procedure or board or shareholder resolution at the request of, any Governmental Body that restricts the conduct of its business or that imposes any additional capital maintenance obligations.

(c)       None of the SAP Subsidiaries is the subject of any voluntary (or, to the Knowledge of the Company, involuntary) supervision, conservation, rehabilitation, liquidation, receivership, insolvency or other similar action or Action, nor, to the Knowledge of the Company, has any such Action been threatened.

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(d)       Except for regular periodic assessments in the Ordinary Course of Business or assessments based on developments that are publicly known within the insurance industry, as of the date hereof, no claim or assessment is pending, or to the Knowledge of the Company, threatened, against any SAP Subsidiary by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurers, except as would not reasonably be expected to be material to the DQ Companies, taken as a whole.

(e)       No SAP Subsidiary is deemed “commercially domiciled” under the Laws of any jurisdiction.

(f)       Other than the SAP Subsidiaries, no DQ Company conducts or has conducted the business of insurance or reinsurance in any respect that would subject such DQ Company to a requirement to obtain a Permit.

4.17       Healthcare Regulatory Compliance.

(a)       Except as set forth in Schedule 4.17(a), each DQ Company, and its respective directors, officers, managers and employees, and any dental clinic managed by a DQ Company is, and during the past three years has been, in compliance in all material respects with all applicable Healthcare Laws.

(b)       None of the DQ Companies nor any dental clinic managed by a DQ Company, nor any officer, manager, director, employee, or, to the Company’s Knowledge, any independent contractor of any DQ Company, have been or are currently suspended, excluded or debarred from, or threatened with or currently subject to any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard at law or in equity or before any Governmental Body, that is reasonably expected to result in suspension, exclusion or debarment under state or federal statutes or regulations, including under 42 U.S.C. § 1320a-7 or relevant regulations in 42 C.F.R. Part 1001.

(c)       No DQ Company nor any dental clinic managed by a DQ Company, nor any officer, manager, director, employee, or, to the Company’s Knowledge, any independent contractor of any DQ Company, is in receipt of notice of or, to the Knowledge of the Company, currently subject to any investigations conducted by any Governmental Body in connection with a violation, or alleged violation, of, any Healthcare Laws, and at all times during the past three years, each DQ Company and any dental clinic managed by a DQ Company has been, in material compliance with the False Claims Act (31 U.S.C. §§ 3729-3733), Stark Law (42 U.S.C. § 1395nn) and the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), and any similar state and local statutes. None of the DQ Companies is a party to a corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement imposed by any Governmental Body for any violation of Healthcare Laws, has made a voluntary disclosure to any Governmental Body for any violation of Healthcare Laws, or has made a material disclosure to a Governmental Body regarding potential repayment obligations arising from actual or potential violations of Healthcare Laws, nor is there any basis for any successful material claims or requests for recoupments, adjustments or recovery proceedings from any Governmental Body, including any federal reconciliation adjustments, being sought, requested, claimed or threatened against any DQ Company.

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4.18       Real Property.

(a)       Schedule 4.18(a) includes a complete and accurate list of all the real estate owned by any DQ Company (together with all improvements and fixtures presently located thereon or attached thereto and all easements, rights-of-way, privileges, rights, licenses, hereditaments, and other appurtenants thereto, the “Owned Real Property”). Schedule 4.18(a) also lists the address and owner of each parcel of Owned Real Property. Except as set forth in Schedule 4.18(a):

(i)       each DQ Company has good, valid and marketable fee simple title to the Owned Real Property, and none of the Owned Real Property is subject to any Liens other than Permitted Liens; provided, however, that the Permitted Liens (if any), individually or in the aggregate, do not materially interfere with the current use of any such Owned Real Property by the DQ Company or materially detract from the value of any such Owned Real Property;

(ii)       each Owned Real Property is in good repair and operating condition, subject only to ordinary wear and tear, and is adequate and suitable for the purposes for which it is presently being used or held for use;

(iii)       there are no pending or threatened (in writing to any DQ Company) condemnation or expropriation proceedings relating to any of the Owned Real Property or any portion thereof;

(iv)       there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Owned Real Property, other than leases by and between the DQ Companies; and

(v)       other than pursuant to this Agreement, there are no outstanding options, rights of first offer or first opportunity, rights of first refusal or other similar contractual rights to purchase, acquire, sell or dispose of the Owned Real Property or any portion thereof or interest therein.

(b)       Schedule 4.18(b) includes a complete and accurate list of all the real estate leased by any DQ Company (the “Leased Real Property”) as of the date hereof, all of which is held under real property leases (together with any amendment or modifications thereto, the “Real Property Leases”). True and complete copies of all of the Real Property Leases have been made available to Parent. To the Knowledge of the Company, the buildings, plants, facilities, installations, fixtures and other structures or improvements themselves included as part of, or located on or at, the Leased Real Property and the DQ Companies’ activities the Leased Real Property, are not in material violation of, or in material conflict with, any applicable Laws, zoning regulations or ordinances. Except as set forth in Schedule 4.18(b):

(i)       all the Real Property Leases are legal, valid, binding, in full force and effect, and enforceable against the applicable DQ Company and to the Knowledge of the Company, each of the parties thereto, in accordance with their respective terms, except as such

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enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by limitations on the availability of equitable remedies and by equitable principles, and except as would not reasonably be expected to have a Material Adverse Effect;

(ii)       each DQ Company has a good and valid leasehold interest in the Leased Real Property pursuant to such Real Property Lease, other than Permitted Liens; provided, however, that the Permitted Liens (if any), individually or in the aggregate, do not materially interfere with the current use of any such Leased Real Property by the DQ Company or materially detract from the value of any such Leased Real Property;

(iii)       none of the DQ Companies is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property; and

(iv)       as of the date hereof, there exist no defaults on the part of any DQ Company under any Real Property Lease nor, to the Knowledge of the Company, any state of facts or any conditions or events which, upon notice or lapse of time, or both, would constitute a default under any Real Property Lease, and that, in any case, would reasonably be expected to have a Material Adverse Effect.

4.19       Insurance. Schedule 4.19 lists all material insurance policies for the current policy year maintained by any DQ Company as of the date hereof, with respect to the DQ Companies’ businesses (the “Policies”). Except as set forth on Schedule 4.19, no DQ Company is in material default with respect to the Policies and the DQ Companies have not received any written notice of a cancellation with respect to any of the Policies. All premiums with respect to the Policies have or will be paid as of the Closing Date. There is no material claim by any DQ Company pending under any Policy as to which coverage has been questioned, denied or disputed by the underwriters of such Policies (excluding ordinary course reservation of rights).

4.20       Privacy and Data Security.

(a)       Each DQ Company is, and during the past three years has been, in material compliance with all Data Protection Requirements. Neither this Agreement nor the transactions contemplated by this Agreement will violate any Data Protection Requirements.

(b)       The DQ Companies meet in all material respects the rules regarding the privacy and security of electronic Protected Health Information (otherwise known as the HIPAA Privacy and Security Rules) applicable to their respective businesses and operations. The DQ Companies maintain Personal Health Information records reflecting and in compliance with applicable privacy and security program documents, including an information security policy, incident response policy, encryption standards and other computer security protection policies or procedures.

(c)       During the past three years, (i) one or more privacy statements regarding the collection, retention, storage, protection, security, use, disclosure, distribution, transmission, maintenance and disposal (collectively, “Use”) of Personal Information Used by or on behalf of the DQ Companies in connection with their business (a “Privacy Statement”) has at all times been

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and made available by the DQ Companies in compliance with all Data Protection Requirements; (ii) the DQ Companies and any third Person Using Personal Information on their behalf have been and are in compliance with all Privacy Statements and with all Data Protection Requirements in connection with their business; and (iii) the DQ Companies have not experienced any material failures, crashes, security breaches, unauthorized access, use, disclosure, Cybersecurity Incident or other material adverse events or incidents (x) related to Personal Information that would require notification of individuals, law enforcement, or any Governmental Body, any remedial action under any applicable Data Protection Requirement, or (y) that have caused any substantial disruption of or interruption in the use of any DQ Company’s IT Systems. There are no pending or, to the Knowledge of the Company, expected complaints, actions, fines, or other penalties facing the DQ Companies in connection with any such failures, crashes, security breaches, unauthorized access, use, or disclosure, or other adverse events or incidents. To the Knowledge of the Company, no business associate, subcontractor or vendor has experienced any such adverse event or incident with respect to any Personal Information collected, maintained, used or otherwise processed on behalf of any DQ Company.

(d)       During the past three years, no DQ Company, nor, to the Knowledge of the Company, any third Person working on behalf of any of them, has received any complaints, claims, subpoenas, demands or other written notice regarding any DQ Company’s or such third Persons’ Use of Personal Information, or allegations of a violation of any Privacy Statement, Privacy Requirement or Privacy Law, including subpoenas, demands, or other notice from a Governmental Body or other Person that a claim has been filed, investigation has been initiated or Action is pending against any DQ Company by such Governmental Body or Person concerning an alleged violation of the Data Protection Requirements and, to the Knowledge of the Company, no such claim, investigation or Action by a Governmental Body or other Person has been threatened concerning an alleged violation of the Data Protection Requirements.

(e)       The DQ Companies have taken commercially reasonable steps, compliant with applicable Privacy Laws, to protect (i) the operation, confidentiality, integrity, and security of the IT Systems that are involved in the collection and/or processing of Personal Information, and (ii) Personal Information in the DQ Companies’ possession and/or control from loss or unauthorized use, access, disclosure, and modification. Except as set forth on Schedule 4.20(e), to the Knowledge of the Company, there has been no material loss, unauthorized access to or other misuse of such Personal Information during the past three years.

(f)       To the extent that any DQ Company has de-identified any Personal Information (the “De-Identified Data”): (i) the Personal Information has been de-identified in accordance with all Data Protection Requirements; and (ii) the DQ Company has obtained, or confirmed that others have obtained, any and all required consents and authorizations, or permitted waivers of the same, or provided any and all required notifications, under all Data Protection Requirements to create, use and disclose the De-Identified Data for the purposes presently used.

4.21       Transactions with Affiliates, Officers and Directors. Except as set forth in Schedule 4.21 or with respect to any amounts to be repaid or Contracts to be terminated at Closing, no

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DQ Company has any liabilities for indebtedness for borrowed money owing to any Affiliate, director or officer (except for amounts due as normal salaries, wages, benefits or reimbursements of ordinary business expenses). Except with respect to any amounts to be repaid at Closing, no Affiliate, director or officer of any DQ Company now has, or on the Closing Date will have, any liability for any indebtedness for borrowed money owing to any DQ Company except for ordinary business expense advances. Except as set forth in Schedule 4.21 and any Company Benefit Plans and employment agreements, no Affiliate, officer or director of any DQ Company is a party to any Contract with any DQ Company that will survive Closing or has an interest in any material property used by any DQ Company.

4.22       Financial Advisors. Except for Centerview Partners, Morgan Stanley and CapM, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the DQ Companies in connection with the transactions contemplated by this Agreement.

4.23       Government Contracts.

(a)       Schedule 4.23(a) sets forth a list as of the date of this Agreement of each of the ten (10) largest Government Contracts of the DQ Companies based on the aggregate revenues generated by the DQ Companies in respect of each such customer during the fiscal year 2020 for which the period of performance has not yet expired or terminated or final payment has not yet been received (each, a “Material Government Contract”). For each such Material Government Contract, Schedule 4.23(a) identifies the DQ Companies that are a party thereto. Copies of each of the Material Government Contracts have been provided to Parent and Merger Sub. The copies of the Material Government Contracts that have been shared with Parent and Merger Sub are genuine, complete, and accurate.

(b)       Each Material Government Contract is in full force and effect, and is valid, binding, and enforceable against the applicable DQ Company that is a party thereto, and to the Knowledge of the Company, the other parties thereto, in accordance with their terms. To the Knowledge of the Company, each Material Government Contract was awarded in compliance with applicable Law. Except as set forth in Schedule 4.23(b), during the past (3) three years, for each Material Government Contract, the applicable DQ Company has performed, in all material respects, all obligations required to be performed pursuant thereto and is in compliance with all material contract terms and conditions, including those incorporated by reference or operation of applicable Law. During the past three (3) years, neither the DQ Companies, nor, to the Knowledge of the Company, any other counterparty to any Material Government Contract, is or has been in material breach of, or material default under, any Material Government Contract.

(c)       None of the Material Government Contracts is the subject of any bid or award protest proceeding, and no DQ Company has received written notice that any Material Government Contract is the subject of a bid or award protest proceeding.

(d)       During the past three (3) years and except as would not reasonably be expected to be material to the DQ Companies, taken as a whole: (i) no Governmental Body has notified the DQ Companies in writing of any actual or alleged material violation or breach of any statute, regulation, representation, certification, Law, disclosure obligation or contract term with respect to a Government Contract; (ii) none of the DQ Companies has received any material suspension, material stop or pause work order, written notice to show cause, or a cure, deficiency, or default notice relating to the Government Contracts, nor, to the Knowledge of the Company, has any Governmental Body threatened to issue one; (iii) no Government Contract has been

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terminated for default or cause; (iv) none of the DQ Companies has been threatened in writing with termination for default or cause with respect to any Government Contract; and (v) none of the DQ Companies nor any of their respective current directors or current officers has been suspended or debarred from government contracting, proposed for debarment or suspension from government contracting to the Knowledge of the Company, or has been declared non-responsible or ineligible for contracting with or for any Governmental Body. To the Knowledge of the Company, there are no matters pending that would reasonably be expected to lead to the institution of suspension or debarment proceedings against the DQ Companies nor any of their respective current directors or current officers.

(e)       During the past three (3) years, (i) all representations and certifications executed by the DQ Companies pertaining to a Government Contract or Government Bid were current, accurate and complete, in all material respects, as of their effective date, (ii) there are no investigations completed or, to the Knowledge of the Company, underway, by any Governmental Body or any other Person that are reasonably expected to result in a finding of an alleged material irregularity, misstatement, or omission, (iii) none of the DQ Companies has conducted or initiated any internal investigation with respect to any alleged material irregularity, misstatement, or omission, (iv) none of the DQ Companies has made or been required to make any disclosures to any Governmental Body with respect to any alleged violation, irregularity, misstatement or omission, (v) no money due to the DQ Companies in excess of $[Redacted dollar amount] has been withheld or set off and (vi) no Governmental Body has notified the DQ Companies in writing that: (A) any statement or representation made by a DQ Company in any Government Contract or Government Bid, contained on the date so furnished or submitted any untrue statement of material fact, or (B) a DQ Company has submitted to any Governmental Body any inaccurate, untruthful or misleading cost or pricing data, certification, bid, proposal, report, claim or any other information relating to a Government Contract or Government Bid.

(f)       During the past three (3) years, with respect to the Government Contracts, no Governmental Body has issued a written performance evaluation concerning the DQ Companies that raises a material performance concern. There are no outstanding material disputes related to the Government Contracts between any of the DQ Companies, on the one hand, and any Governmental Body or any other Person, on the other hand, arising under or relating to any Government Contract or Government Bid.

(g)       To the Knowledge of the Company, no Government Contract or Government Bid cites to or relies upon past performance or other independent qualifications of an asset or resource that is excluded from the transactions contemplated by this Agreement or contemplates the use of assets or other resources from the DQ Companies that are not included in the transactions contemplated by this Agreement.

(h)       No Government Contract, including a task or delivery order, has, or currently projects, fully burdened costs incurred in excess of the Contract price.

(i)       There are no audits related to the Government Contracts completed or, to the Knowledge of the Company, underway by any Governmental Body that are reasonably expected to result in a finding or recommendation that a DQ Company make any material payments, refunds, or credits to a Governmental Body arising under or related to a Government Contract.

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(j)       During the past three (3) years, and with respect to each Government Contract, no DQ Company has been required to implement an organizational conflict of interest mitigation plan or been precluded from doing work under any Government Contract or any pending Government Bid as a result of an organizational conflict of interest. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not result in an organizational conflict of interest for any of the DQ Companies or any Government Contract.

(k)       Schedule 4.23(k) sets forth a list of each Material Government Contract which by its terms or under applicable Law requires the Consent of a Governmental Body, or results in any violation of or default (with or without notice or lapse of time, or both), or an event creating rights of acceleration, termination, modification or cancellation, or a loss of rights, for a DQ Company in connection with the consummation of the transactions contemplated by this Agreement.

4.24       Political Law.

(a)       Neither the DQ Companies, nor, to the Knowledge of the Company, any of their employees, owners or family members of any of the foregoing, as applicable, have made or solicited any political contributions that would violate any state and local Laws restricting or requiring the disclosure of political campaign contributions made by government contractors and individuals and political committees affiliated with government contractors or that would prohibit the DQ Companies from having received, continuing to receive, or receiving in the future compensation from any Governmental Body.

(b)       Neither the DQ Companies, nor to the Knowledge of the Company, any of their respective officers, directors, or employees have, during the previous four years, violated any Law governing lobbying registration or reporting, including Laws governing procurement lobbying registration and reporting.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as of the date hereof and as of the Closing Date (except as to matters that speak as of a certain date, in which case only as of such date) as hereafter set forth in this Article V.

5.1       Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. There is no pending, or to the knowledge of Parent, threatened, action for the dissolution, liquidation or insolvency of either Parent or Merger Sub.

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5.2       Authorization of Agreement. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Parent and Merger Sub in connection with the consummation of the transactions contemplated by this Agreement (the “Parent Documents”), to perform its obligations under this Agreement and the Parent Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Parent Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each of Parent and Merger Sub. This Agreement has been, and each of the Parent Documents will be at or prior to the Closing, duly and validly executed and delivered by Parent and Merger Sub and (assuming the due authorization, execution and delivery by the other parties hereto and thereto), this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3       Conflicts; Consents of Third Parties.

(a)       Subject to (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (b) compliance with and filings under the HSR Act and any other applicable Antitrust Law or Domiciliary Insurance Code, neither Parent nor Merger Sub is subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable Law, or any material Contract, or any Permit, or subject to any Order, which would be breached or violated in any material respect by Parent’s or Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(b)       No Consent, declaration or filing with, or notification to, any Governmental Body is required on the part of Parent in connection with the execution and delivery of this Agreement or the Parent Documents or the compliance by Parent with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act, (ii) the Consents, declarations, filings and notifications listed on Schedule 5.3(b), and (iii) such Consents, declarations, filings and notifications that, if not obtained, or not filed, as applicable, would not reasonably be expected to have a material and adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

5.4       Investment Intention. Parent is acquiring the DQ Companies pursuant to the Merger for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) of the DQ Companies’ capital securities. Parent understands that the shares of Common Stock have not been registered under the Securities Act and cannot be sold under the Securities

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Act unless subsequently registered under the Securities Act or an exemption from such registration is available. Parent has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of this Agreement. Parent is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

5.5       Financial Advisors. Except for Barclays Capital Inc., no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Parent or Merger Sub in connection with the transactions contemplated by this Agreement.

5.6       Financing.

(a)       Parent, together with Sun Life Financial Inc., has, and will continue to have at all times through the consummation of the Closing, sufficient funds in immediately available cash to make all payments required by Section 3.2 and otherwise consummate the transactions contemplated by this Agreement and pay all related fees and expenses of Parent and Merger Sub. There are no circumstances or conditions that would reasonably be expected to delay or prevent the availability of such funds at the Closing.

(b)       It is acknowledged and agreed by Parent that the obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s, their respective Affiliates’, or any other Person’s ability to obtain any financing for the consummation of the transactions contemplated hereby.

5.7       Informed Decision. Parent (i) has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the DQ Companies, and (ii) has been furnished with or given access to such documents and information about the DQ Companies and their respective businesses and operations as it and its representatives and advisors have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

5.8       Litigation. There is no Action by or before any Governmental Body or, to the knowledge of Parent, threatened against Parent or Merger Sub, nor to the knowledge of Parent is there any pending investigation by any Governmental Body, which would reasonably be expected to have a Parent Material Adverse Effect.

5.9       Solvency. Assuming (i) the accuracy of the representations and warranties of the Company provided in Article IV in all material respects, (ii) the satisfaction of the conditions in Article VII, and (iii) that immediately prior to the Closing, the statements set forth in clauses (x) and (y) below are true with respect to the DQ Companies, on a consolidated basis, then, immediately after giving effect to the transactions contemplated by this Agreement, the Surviving Company and its Subsidiaries, on a consolidated basis, shall (x) be able to pay their respective debts as they become due and shall own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (y) have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any DQ Company.

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5.10       Purpose. Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Merger Sub is a wholly owned Subsidiary of Parent.

5.11       Pending Transactions. Neither Parent nor its Subsidiaries, nor any of its Affiliates, are party to any material transaction pending to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person who conducts a substantial dental benefits business in the United States that competes with the business of the DQ Companies as conducted on the date of this Agreement (an “Overlapping Business”), in each case where the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation of an Overlapping Business would reasonably be expected to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, Consents of Governmental Bodies necessary to consummate the transactions contemplated by this Agreement, including the expiration or termination of any applicable waiting period under the HSR Act, or (b) materially increase the risk of any Governmental Body entering an Order prohibiting the consummation of the transactions contemplated hereby.

5.12       No Regulatory Impediments. To the Knowledge of Parent, there are no facts or circumstances specifically related to its or its Affiliates’ identity, financial condition, jurisdiction of domicile or regulatory status that would reasonably be expected to materially impair or delay, compared to other entities that are similarly situated to Parent and its Affiliates, Parent’s ability to obtain the Consents, approvals, authorizations and waivers set forth in Section 6.2.

5.13       Acknowledgment. Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that the DQ Companies are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article IV (as modified by the Disclosure Schedules hereto) and subject to the limitations set forth herein. Each of Parent and Merger Sub acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of the DQ Companies. In entering into this Agreement, Parent and Merger Sub have relied solely upon their own investigation and analysis and the representations and warranties of the Company set forth in this Agreement, and each of Parent and Merger Sub acknowledges that, other than as set forth in Article IV, none of the DQ Companies, or any of their respective managers, directors, officers, employees, Affiliates, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, (a) as to the accuracy or completeness of any of the information provided or made available to each of Parent and Merger Sub and their respective managers, directors, officers, employees, Affiliates, stockholders, agents or representatives prior to the execution of this Agreement or (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), prospects, future cash flows (or any component thereof) or future financial condition (or any component thereof) of any DQ Company, in each case

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heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective managers, directors, officers, employees, Affiliates, stockholders, agents or representatives. Without limiting the generality of the foregoing, none of the DQ Companies or any of their respective Affiliates or representatives has made, and shall not be deemed to have made, any representations or warranties in the materials (other than as set forth in Article IV) relating to the business, assets or liabilities of the DQ Companies made available to Parent, Merger Sub or any of their respective managers, directors, officers, employees, Affiliates, stockholders, agents or representatives, including due diligence materials, memoranda or similar materials, or in any presentation of the business of the DQ Companies by management of any DQ Company or others in connection with the transactions contemplated hereby, and no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise be deemed to have been relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any offering or other memoranda, offering materials, presentations or similar materials made available to Parent, Merger Sub or any of their respective managers, directors, officers, employees, Affiliates, stockholders, agents or representatives, are not, and shall not be deemed to be or to include, representations or warranties of any DQ Company, and were not, and shall not be deemed to have been, relied upon by Parent or Merger Sub in executing, delivering or performing this Agreement or the transactions contemplated hereby.

Article VI

COVENANTS

6.1       Conduct of the Business Pending the Closing.

(a)       Prior to the Closing, except (i) as set forth on Schedule 6.1(a), (ii) as required by applicable Law, (iii) as otherwise expressly permitted or contemplated by this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each DQ Company to, (x) conduct the business in all material respects in the Ordinary Course of Business and (y) use commercially reasonable efforts to maintain, in all material respects, its present business organization and relationships with key customers, suppliers, employees, Governmental Bodies and other business partners and its insurance policies.

(b)       Prior to the Closing, except (i) as set forth on Schedule 6.1(b), (ii) as required by applicable Law, (iii) as otherwise expressly permitted or contemplated by this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and, to the extent applicable, shall cause each DQ Company not to:

A.       amend the certificate of incorporation or by-laws of the Company in any material respect;

B.       effect any recapitalization, reclassification, equity split or like change in its capitalization;

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C.       knowingly subject to any Lien, any Assets (whether tangible or intangible) material to the DQ Companies, taken as a whole, except for Permitted Liens and Liens that will be released at or in connection with the Closing (including those related to Company Indebtedness);

D.       (i) acquire any material properties or material assets or (ii) sell, assign, license, transfer, convey, lease or otherwise dispose of any Assets material to the DQ Companies, taken as a whole (except for the purpose of disposing of obsolete or worthless Assets or to the extent such Assets are replaced with like assets of equivalent value or the sale of products or services in the Ordinary Course of Business);

E.       issue, authorize the issuance of or sell any equity interests of, or any securities convertible into or exchangeable for, any DQ Company, other than the issuance of equity interests pursuant to the exercise of any options;

F.       declare, set aside or pay any distribution with respect to its equity interests or make any redemption or purchase of its equity interests, other than any dividends or distributions between any of the DQ Companies;

G.       materially amend or voluntarily terminate or cancel any Material Contract or Material Government Contract (for the avoidance of doubt, excluding any termination of any Contract in accordance with its terms), or waive, release or assign any material rights, claims or benefits under any Material Contract or Material Government Contract, in each case, other than in the Ordinary Course of Business or as required by a Governmental Body or Law;

H.       enter into any Contract (other than contracts with customers) that, if entered into before the date of this Agreement, would be a Material Contract or Government Contract, other than in the Ordinary Course of Business or as required by a Governmental Body or Law;

I.       settle, agree to settle, waive or otherwise compromise any pending or threatened Action related to the business of the DQ Companies for an amount in excess of $[Redacted dollar amount] or if the settlement imposes material non-monetary restrictions;

J.       other than in respect of Company Indebtedness incurred under the existing Credit Facility, incur, cancel or compromise any indebtedness for borrowed money in an aggregate principal amount in excess of $[Redacted dollar amount];

K.       cause or allow any DQ Company to enter into or agree to enter into any merger or consolidation with any corporation or other entity (other than a DQ Company), or acquire the securities of any corporation or other entity (other than a DQ Company);

L.       make any material change in the claims, administration, investment, reserving, financial or accounting policies, practices or principles of any DQ Company, as applicable, in effect on the date hereof (in each case, other than any change required by GAAP or SAP);

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M.       other than in the Ordinary Course of Business or as required by the terms of this Agreement, (a) increase the compensation, payments or benefits of the chief executive officer of the DQ Companies or any of his direct reports or increase the compensation or materially increase benefits of any other Company Employee or service provider with annual base salary or fees in excess of $[Redacted dollar amount] or grant a right to such amounts or (b) materially increase the compensation or benefits available under any Company Benefit Plan, other than as required by the terms of such Company Benefit Plan or as required by applicable Law, (c) grant any long-term incentive award (for the avoidance of doubt, other than the Restricted Cash Awards), (d) accelerate the vesting or payment, or secure the funding, of any compensation or benefits, (e) establish, adopt, enter into, amend, modify or terminate any Company Benefit Plan, other than as required by the terms of a Company Benefit Plan (or any Contract, plan or arrangement that would have been a Company Benefit Plan if it was in effect as of the date hereof) or as required by applicable Law, or (f) hire or terminate (other than for cause) any employee with an annual base compensation in excess of $[Redacted dollar amount], or terminate or lay off [Redacted number] or more employees as part of a single program or related programs;

N.       make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

O.       between the Adjustment Time and the Closing, (i) pay, make or declare any dividend or distribution in respect of the Common Stock or (ii) make any payment for the benefit of a Securityholder or any of its Affiliates outside of the Ordinary Course of Business (excluding any payment pursuant to the intercompany agreements set forth in Schedule 4.21 made in the Ordinary Course of Business); or

P.       agree to do anything prohibited by this Section 6.1.

(c)       Notwithstanding anything to the contrary herein, nothing herein shall prevent any DQ Company from taking or failing to take any action, including the establishment of any policy, procedure or protocol, in each case, to the extent determined in good faith by the Company to be reasonably necessary respond to COVID-19 or comply with any COVID-19 Measures, and (i) no such actions or failure to take such actions shall be deemed to violate or breach this Agreement in anyway way and (ii) no such actions or failure to take such actions shall serve as a basis for Parent to terminate this Agreement or assert that any of the conditions set forth in Section 7.1 have not been satisfied. To the extent practicable and permitted by applicable Law, the Company shall provide prior written notice to Parent prior to taking or failing to take any action pursuant to this Section 6.1(c).

6.2       Regulatory Approvals.

(a)       Upon the terms and subject to the conditions hereof, and except as otherwise expressly provided in this Agreement, Parent, Merger Sub and the Company shall, and Parent shall cause its Affiliates to, use their respective reasonable best efforts to, as promptly as practicable (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary,

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proper or advisable under applicable Law or otherwise to consummate the transactions contemplated hereby, (ii) obtain from or provide to any Governmental Body or any other Person all Consents, licenses, Permits, waivers, approvals, authorizations, notices or orders required or advisable to be obtained or made by Parent or the Company or any of their respective Affiliates and Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (iii) make all necessary or advisable filings, and thereafter make any other required or requested submissions in connection therewith, with respect to this Agreement and the transactions contemplated hereby required or advisable under applicable Law.

(b)       To the extent not prohibited by applicable Law, each party shall use its reasonable best efforts to furnish to the other parties all information required for any application, notification, or other filing to be made pursuant to any applicable Laws in connection with the transactions contemplated by this Agreement. Parent, Merger Sub, and the Company shall give each other reasonable prior notice of any substantive communication with, and any proposed understanding, undertaking or agreement with, any Governmental Body regarding any such applications, notifications, or filings or any such transaction. The parties hereto agree that both Parent and the Company shall be represented at all in-person meetings and in all substantive conversations with any Governmental Body regarding the matters set forth in this Section 6.2(b), except if, and to the extent that, any Governmental Body objects to any party’s being represented at any such meeting or in any such conversation. The parties hereto will consult and cooperate with one another in connection with strategy, including any filings, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any applicable law. Notwithstanding the foregoing, nothing in this Agreement shall require any party to provide to the other party any information or materials that are (i) personally identifiable information, (ii) confidential competitive information or (iii) legally privileged.

(c)       Without limiting the foregoing, Parent and the Company, as necessary, shall, and Parent shall cause its Affiliates to, (i) make or cause to be made all filings and submissions required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act or other applicable Law (which filings and submissions shall seek early termination if made pursuant to the HSR Act and the equivalent, if available, with respect to any such other applicable Law) with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within 15 Business Days after the date of this Agreement in the case of all filings required under the HSR Act, (ii) use reasonable best efforts to comply at the earliest practicable date with any request under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws, Orders or administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries from the FTC, the Antitrust Division of the United States Department of Justice or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction.

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(d)       Without limiting the foregoing (but subject to Section 6.2(f)), Parent shall, and shall cause its Affiliates to, (i) file or cause to be filed with the applicable Governmental Bodies the Form A Filings and all other Consents, declarations, filings and notifications listed on Schedule 5.3(b) (collectively, the “Transaction Regulatory Filings”) as promptly as practicable and, in any event, within 15 Business Days after the date of this Agreement, (ii) use reasonable best efforts to comply at the earliest practicable date with any request by the Governmental Body for additional information, documents, or other materials (including supplements or amendments to the Transaction Regulatory Filings), (iii) cooperate with the DQ Companies in connection with the Transaction Regulatory Filings, each amendment or supplement thereto (including, to the extent permitted by applicable Law, providing copies of all such documents to the Company at least three Business Days prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith), in connection with resolving any investigation or other inquiry of any Governmental Body and in connection with any administrative hearing or meeting with any Governmental Body. If any Governmental Body requires that a hearing be held in connection with any such filing or approval, Parent shall arrange for such hearing to be held promptly after it receives notice that such hearing is required. Parent shall provide the Company with prompt notice of Parent’s or any of its Affiliate’s receipt of any approval, consent, authorization, notice or other communication of any Governmental Body with respect to the Transaction Regulatory Filings.

(e)       Without limiting the foregoing, (i) the Company, Parent and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or other Antitrust Laws or enter into any agreement with any Governmental Body not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties, and (ii) Parent agrees to, and to cause its Affiliates to, use their reasonable best efforts to promptly take all actions and do or cause to be done all things that are necessary or advisable or as may be requested or required by any Governmental Body to consummate the transactions contemplated by this Agreement. In addition to, and without limiting the foregoing, Parent shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any Overlapping Business if doing so would reasonably be expected to: (x) impose any material delay in the obtaining of, or increase the risk of not obtaining, consents, approvals, authorizations or waivers of Governmental Bodies necessary to consummate the transactions contemplated by this Agreement, including the expiration or termination of any applicable waiting period under the HSR Act; or (y) materially increase the risk of any Governmental Body entering an Order prohibiting the consummation of the transactions contemplated by this Agreement.

(f)       Without limiting the foregoing, Parent and the Company shall reasonably cooperate with the other to (i) as promptly as practicable (but no later than 15 Business Days) after the date of this Agreement, prepare and submit to CFIUS a pre-filing draft of a CFIUS Notice; (ii) as promptly as practicable after the parties’ resolution of all questions and comments received from CFIUS staff on the draft CFIUS Notice (or receipt of confirmation that the CFIUS staff have no such questions or comments), submit the final CFIUS Notice to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E; (iii) use reasonable best efforts to provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review, or investigation of the Transactions, within the time periods specified in the applicable regulations or otherwise specified by CFIUS staff; (iv) use reasonable best efforts to ensure that any information

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furnished pursuant to the foregoing clauses (i) - (iii) is true, correct and complete in all material respects; and (v) use their respective reasonable best efforts to obtain CFIUS Approval; provided that in no event shall Parent be required to agree to any CFIUS Burdensome Condition as a condition of obtaining CFIUS Approval. For the avoidance of doubt, Parent shall pay all filing fees associated with any CFIUS notice.

(g)       Subject to Section 6.2(e) and Section 6.2(f), in the event any Action or investigation by any Governmental Body or other Person is commenced or threatened that challenges or questions the validity or legality of the transactions contemplated hereby or if any Order (whether temporary, preliminary or permanent) is entered, enforced or attempted to be entered or enforced by any Governmental Body that would make consummation of the transactions contemplated hereby illegal or otherwise delay or prohibit the consummation of the transactions contemplated hereby, the Company, Parent and their respective Affiliates shall take any and all actions reasonably necessary to contest and defend against any such Action or investigation to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded or terminated, any Order (whether temporary, preliminary or permanent) that prohibits, prevents or restricts consummation of the transactions contemplated hereby, provided, that no Party shall be required by the foregoing covenant to commence litigation against a Governmental Body.

(h)       Parent shall pay all filing fees related to the filings under the HSR Act and the Transaction Regulatory Filings.

6.3       Further Assurances. Subject to the other provisions of this Agreement (including Section 6.2), Parent, Merger Sub and the Company shall use their reasonable best efforts to (i) take all actions necessary to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. The Parties acknowledge and agree that nothing contained in this Section 6.3 shall expand or otherwise modify in any way any efforts standard explicitly applicable to Parent’s or Merger Sub’s obligations under this Agreement.

6.4       Confidentiality. Each of Parent and Merger Sub acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement between Sun Life Financial Inc. and the Company (referenced therein as “Project Slingshot”) dated July 12, 2021 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate.

6.5       Director and Officer Liability and Indemnification.

(a)       For a period of six years after the Closing, Parent will not, and will not permit any of the DQ Companies to, amend, repeal or modify any provision in any of the DQ Companies’ Governing Documents relating to the exculpation, indemnification or advancement of expenses in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer, director or employee of any of the DQ Companies (each, together with such Person’s successors, heirs, executors or administrators, a “D&O Indemnified Person”) (unless to provide for greater exculpation or indemnification or unless required by Law), it being the intent of the parties that such Persons will continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the Law.

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(b)       In addition to the other rights provided for in this Section 6.5 and not in limitation thereof, from and after the Closing, Parent will, and will cause the DQ Companies (each, a “D&O Indemnifying Party”) to, to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless (and release from any liability to Parent or any DQ Company), the D&O Indemnified Persons against all D&O Expenses (as defined below), losses, claims, damages, judgments or amounts paid in settlement (“D&O Costs”) in respect of any threatened, pending or completed Action, whether criminal, civil, administrative or investigative, based on or arising out or relating to the fact that such Person is or was a director or officer of any DQ Company and arising out of acts or omissions occurring on or prior to the Closing (including in respect of acts or omissions in connection with this Agreement and the transactions contemplated thereby) (a “D&O Indemnifiable Claim”), and (ii) advance to such D&O Indemnified Persons all D&O Expenses incurred in connection with any D&O Indemnifiable Claim (including in circumstances where the D&O Indemnifying Party has assumed the defense of such claim) promptly after receipt of reasonably detailed statements therefor; provided, however, that the Person to whom D&O Expenses are to be advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Any D&O Indemnifiable Claims will continue until such D&O Indemnifiable Claim is disposed of or all judgments, Orders, decrees or other rulings in connection with such D&O Indemnifiable Claim are fully satisfied. For the purposes of this Section 6.5, “D&O Expenses” will include attorneys’ fees and all other costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or participate in any D&O Indemnifiable Claim, but will exclude damages, judgments and amounts paid in settlement (which items are included in the definition of D&O Costs).

(c)       Prior to or simultaneously with the Closing, Parent will, or will cause the Company to, obtain, maintain and fully pay (at Parent’s sole expense) for irrevocable “tail” insurance policies covering all claims made insurance policies of the DQ Companies that will cease coverage at the Closing as a result of the consummation of the Merger, in each case with a claims period of at least six years from the Closing Date (other than with respect to any cybersecurity “tail” insurance policies, which shall have a claims period of at least two years from the Closing Date) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to such insurance in an amount and scope, including terms, conditions, levels of coverage and retention, at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date. Parent will not, or will cause the Company to not, cancel or change such insurance policies in any respect.

(d)       In the event that all or substantially all of the stock or assets of any DQ Company are sold, whether in one transaction or a series of transactions, proper provisions shall be made to ensure that the successors and assigns of any DQ Company assume the obligations set forth in this Section 6.5. The provisions of this Section 6.5(d) will apply to all of the successors and assigns of any DQ Company.

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(e)       The obligations under this Section 6.5 will not be terminated or modified in such a manner as to affect adversely any D&O Indemnified Person to whom this Section 6.5 applies without the consent of such affected D&O Indemnified Person. The provisions of this Section 6.5 are intended for the benefit of, and will be enforceable by (as express third-party beneficiaries), each current and former officer, director or similar functionary of any DQ Company and his or her heirs and representatives, successors and assigns and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by Contract or otherwise.

(f)       From the date of this Agreement until the Closing, the Company shall, and shall cause each DQ Company to, use commercially reasonable efforts to cooperate with reasonable requests of Parent relating to archiving inactive member data records.

6.6       Contact with Customers and Suppliers. Without in any way limiting the obligations contained in the Confidentiality Agreement, but except as otherwise expressly permitted or contemplated by this Agreement, Parent and Merger Sub each hereby agrees that from the date hereof until the Closing Date or the earlier termination of this Agreement, it is not authorized to, and shall not (and shall not permit any of its representatives or Affiliates to), directly or indirectly, contact or communicate with the employees, consultants, directors, officers, investors, customers, service providers, suppliers or other business relationships of any DQ Company regarding the business, operations, assets, financial condition or prospects of the DQ Companies, this Agreement or the transactions contemplated hereby without the prior consultation with, and written approval of, the Company’s Chief Executive Officer or the Representative. Notwithstanding the foregoing, nothing in this Section 6.6 shall prohibit contact or communications between employees of Parent and its Affiliates, on the one hand, and employees of the DQ Companies, on the other hand, in respect of coordinated Closing or integration planning or activities agreed to by the Parties (“Coordinated Planning Activities”).

6.7       Access and Information.

(a)       From the date of this Agreement until the Closing, subject to Section 6.6 and to any applicable Laws (including applicable antitrust Laws), the Company shall (i) afford Parent and its authorized representatives (“Parent’s Representatives”) reasonable access, at Parent’s sole cost and expense, during regular business hours and upon reasonable advance notice to the Company, to the DQ Companies, their properties, their Books and Records and to the employees (including employment information with respect to the employees set forth on Schedule 6.7(a)) specified by the Company in connection with each such visit; provided, however, (x) access to such employees will only be available upon reasonable notice to the Company to the attention of and consented to by the Chief Executive Officer or pursuant to Coordinated Planning Activities and (y) any Books and Records or other information that is subject to attorney-client or other legal privilege or obligation of confidentiality or disclosure shall not be made so accessible; provided that the Company shall give Parent notice of any access or examination so withheld and shall use its commercially reasonable efforts to allow for such access or examination in a manner that would not result in a loss of such privilege or conflict with such obligation of confidentiality. Any access shall be conducted (i) under the supervision of the Company’s or its Affiliate’s personnel, (ii) subject to all of the standard protocols and procedures of the DQ Companies, including the requirement that visitors be escorted at all times, (iii) subject to any additional procedures required

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by any landlord, and (iv) in such a manner as does not unreasonably interfere with the normal operations of the DQ Companies or any COVID-19 Measures; provided, that, such access or related activities may be limited due to the COVID-19 or COVID-19 Measures (and the Company’s response thereto) and no access need be granted if the Company reasonably believes it may jeopardize the health and safety of any employee, independent contract or other agent of any DQ Company. Parent acknowledges that it remains bound by the Confidentiality Agreement and that all information it obtains as a result of access under this Section 6.7 shall be subject to the Confidentiality Agreement.

(b)       Following the Closing and until the sixth anniversary of the Closing Date, Parent agrees to retain all Books and Records in existence on the Closing Date and to grant to the Representative and its representatives during regular business hours and upon reasonable advance notice to Parent, the right, at the expense of the Representative, (i) to inspect and copy the Books and Records and (ii) to have the relevant personnel made available to them to the extent reasonably requested by the Representative in connection with (A)  preparing and filing Tax Returns and/or any Tax inquiry, audit, investigation or dispute and preparation of financial statements or (B) any litigation, audit, dispute, claim or investigation. No Books and Records shall be destroyed by Parent without first advising the Representative in writing and giving the Representative a reasonable opportunity to obtain possession thereof at the Representative’s expense.

6.8       Tax Matters.

(a)       Fifty percent (50%) of all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be included in the calculation of the Pre-Closing Tax Liability Amount, and the remaining fifty percent (50%) of such Taxes shall be paid by Parent when due. Parent shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

(b)       All Tax Returns for the DQ Companies that are due on or prior to the Closing Date shall be prepared in a manner consistent with past practice to the extent permitted by Law. Parent shall prepare or cause to be prepared in a timely manner all Tax Returns required to be filed by the DQ Companies for any Pre-Closing Tax Period that are to be filed after the Closing Date. To the extent any such Tax Return would reasonably be expected to affect the determination of the Transaction Tax Benefits and/or the Pre-Closing Tax Liability Amount or otherwise affect the amounts that the Securityholders are entitled to under this Agreement, Parent shall (i) submit to the Representative for the Representative’s review, comment and approval drafts of any such Tax Return at least twenty (20) days with regard to Income Tax Returns and at least ten (10) days with regard to all other Tax Returns, in each case prior to the filing thereof and (ii) consider in good faith all comments provided by the Representative. Parent shall cause all such Tax Returns to be filed by the DQ Companies.

(c)       The Representative and Parent shall provide each other with such reasonable cooperation and information as either of them or their respective Affiliates may reasonably request of the other in filing any Tax Return, amended Tax Return or claim for Tax Refund, determining a liability for Taxes or a right to a Tax Refund, or participating in or conducting any contest in respect of Taxes at the cost of the Party making the request. Any information obtained under this Section 6.8(c) shall be kept confidential except as otherwise may be required by applicable Law.

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(d)       Parent shall be a “C corporation” for purposes of the Code and shall cause the Company to (i) join Parent’s “consolidated group” (within the meaning of Treasury Regulation Section 1.1502-1(h)) effective as of the beginning of the date following the Closing Date and (ii) to the extent permitted by applicable Law, treat the Closing Date as the last date of a Tax period of the Company. Parent shall not make election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or make any similar election or ratably allocate items under any corresponding provision of applicable Law).

(e)       After Closing, Parent shall not (and shall cause its Affiliates not to), without the Representative’s consent, (i) amend any income Tax Return of the DQ Companies relating to a Pre-Closing Tax Period or (ii) make or change an election that is retroactive to a Pre-Closing Tax Period, in each case, to the extent such action would reasonably be expected to affect the determination of the Transaction Tax Benefits and/or the Pre-Closing Tax Liability Amount, or otherwise affect the amounts that the Securityholders are entitled to under this Agreement, unless Parent determines in good faith that it is required to do so pursuant to applicable Law. If Parent determines that it is so required pursuant to applicable Law, Parent shall notify the Representative and discuss in good faith with the Representative the basis for such determination. Parent shall not, and shall cause its Affiliates not to, without the Representative’s consent, make any election pursuant to Section 338 or Section 336(e) of the Code.

6.9       Acquisition Proposals.

(a)       From the date of this Agreement through the earlier of the termination of this Agreement pursuant to Article IX and the Closing, as applicable, the Company shall not, and shall cause the DQ Companies and direct its and their representatives not to, directly or indirectly (except with respect to Parent and its Affiliates), initiate, solicit or invite any inquiries, proposals or indications of interest, or enter into any discussions, negotiations, understandings, arrangements or Contracts relating to, or provide any information to any Person with respect to, the direct or indirect disposition, whether by sale, merger or otherwise, of all or any material portion of the DQ Companies or a material portion of their respective businesses or Assets.

(b)       From the date of this Agreement through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article IX, as applicable, the Company shall, and shall cause the DQ Companies and direct its representatives to, cease and terminate immediately any existing discussions, communications or negotiations with respect to or in furtherance of any transaction described in clause (a) above and shall promptly terminate access to any electronic or physical data room granted to any Person (other than Parent, Merger Sub, Parent’s Representatives, the DQ Companies and their Representatives and Securityholders) heretofore with respect to any transaction described in clause (a) above.

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6.10       No Other Representations or Warranties.

(a)       Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that the DQ Companies are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article IV (as modified by the Disclosure Schedules hereto) and subject to the limitations set forth herein. Any claims Parent or Merger Sub may have for breach of representation or warranty shall be based solely on the representations and warranties of the Company in Article IV (as modified by the Disclosure Schedules hereto). Parent and Merger Sub acknowledge and agree that none of the DQ Companies, nor the Representative or any of their respective Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the DQ Companies, or the transactions contemplated by this Agreement not expressly set forth within this Agreement, and none of Parent, Merger Sub or any of their respective Affiliates or representatives is relying on anything other than the express provisions of this Agreement in entering into this Agreement. Except in the case of Fraud, none of the DQ Companies, the Representative or any of their respective Affiliates or any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or its representatives of or Parent’s or Merger Sub’s use of, any such information, including any confidential memoranda distributed on behalf of the Representative or the DQ Companies relating to the DQ Companies or other publications, representations, warranties, forecasts, statements or information, including any information provided in a “data room”, “management presentation”, “break-out session” or otherwise to Parent, Merger Sub or their Affiliates or representatives, or any other document or information in any form provided to Parent, Merger Sub or their representatives in connection with the transactions contemplated hereby. Parent and Merger Sub acknowledge and agree that the representations and warranties made by the DQ Companies in this Agreement (as qualified by the Disclosure Schedules) supersede, replace and nullify in every respect all other information, whether written or oral, made available to Parent, Merger Sub, their Affiliates or their representatives. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, except for the representations and warranties EXPRESSLY made by THE COMPANY iN Article IV, NO DQ COMPANY OR AFFILIATE THEREOF nor any other Person makes any representation or warranty with respect to the DQ companies or any other Person or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to PARENT, MERGER SUB or any of THEIR RESPECTIVE Affiliates or representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing. except for the representations and warranties EXPRESSLY made by THE company in Article IV, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE company.

(b)       In connection with the investigation by Parent and Merger Sub of the DQ Companies, Parent and Merger Sub have received or may receive from the DQ Companies certain projections, forward-looking statements and other forecasts and certain business plan information. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub are familiar

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with such uncertainties, and that Parent and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans). Accordingly, except for the representations and warranties of the Company in Article IV (as modified by the Disclosure Schedules hereto), Parent and Merger Sub acknowledge that neither the Company nor any Equityholder Party, whether in an individual, corporate or any other capacity, makes any representation, warranty, or other statement with respect to, and Parent and Merger Sub are not relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and Parent and Merger Sub agree that neither has relied thereon.

6.11       Employee Matters.

(a)       For a period beginning on the Closing Date and continuing thereafter for 12 months (the “Continuation Period”), Parent shall provide, or shall cause the DQ Companies to provide, each employee of the DQ Companies as of the Closing Date, for so long as such employee remains an employee of any of the DQ Companies (collectively, “Continuing Employees”), with (i) salary or hourly wage rate and incentive compensation opportunities, with the exception of equity, long-term or retention incentive awards, that are not less than the salary or hourly wage rate and target incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing Date, and (ii) employee benefits, fringe benefits and perquisites (excluding defined benefit pension, equity, equity-based, change in control and retention benefits), that are comparable, in the aggregate, with the employee benefits, fringe benefits and perquisites provided under the Company Benefit Plans in which such Continuing Employees were eligible to participate immediately prior to the Closing Date. Without limiting the generality of the foregoing, Parent will provide, or will cause the DQ Companies to provide, severance pay and benefits to any Continuing Employee whose employment is terminated by Parent or the DQ Companies during the Continuation Period on terms and in amounts no less favorable than the severance pay and benefits that would have been applicable to such Continuing Employee under the Company Benefit Plans disclosed on Schedule 4.11(a).

(b)       Parent will, and will cause the DQ Companies to, use commercially reasonable efforts to grant all Continuing Employees, for at least the Continuation Period, full credit (without duplication) for all service with the DQ Companies (or predecessor employers to the extent the DQ Companies provide such past service credit) prior to the Closing Date for purposes of eligibility, coverage, vesting, benefit accrual (other than (i) benefit accruals under a defined benefit pension plan and (ii) vesting under any equity or long-term incentive plan established or maintained by Parent or its Affiliates (that is not a Company Benefit Plan prior to the date hereof)) and determining the level of vacation and severance benefits under any benefit or compensation plan, program, policy or agreement which, in the sole discretion of Parent (subject to Section 6.11(a)), are made available to Continuing Employees on or after the Closing Date occurs (collectively, the “New Plans”) to the same extent such service was recognized immediately prior to the Closing Date by the DQ Companies.

(c)       Nothing in this Agreement shall be construed to confer on any Person, other than the Parties, their successors and permitted assigns, any right to enforce the provisions of this Section 6.11 or be construed as an establishment, amendment or termination of any Company

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Benefit Plan or any employee benefit plan maintained by Parent or its Affiliates. In addition, nothing expressed or implied in this Section 6.11 shall confer upon any of the employees of the DQ Companies or any other Person any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement. Without limitation to the foregoing, nothing in this Agreement shall require Parent, any Affiliate of Parent, or the DQ Companies to make available to any Person employed by any DQ Company any specific or specific-level of health insurance or other insurance, severance, vacation, pension, compensation, or other benefits provided to Persons employed by Parent or its Affiliates; provided that it otherwise complies with its obligations pursuant to Section 6.11(a).

(d)       From the date of this Agreement until the Closing, the DQ Companies shall provide (i) Parent and its representatives reasonable access to employees at the level of senior vice president and above and (ii) upon the written request of Parent, an updated Employee Census File on a reasonably periodic basis (but no more frequent than once every 30 days); provided, however, that the exchanging of such information and the providing of such access shall be subject in all respects to applicable Laws regarding the safeguarding of data privacy.

6.12       WARN Act. In any termination or layoff of any Company Employee by Parent or the Company on or within 60 days after the Closing, Parent and the Company will comply fully, if applicable, with the WARN Act and all other applicable Laws, including those prohibiting discrimination and requiring notice to employees. Parent shall not, and shall cause the Surviving Company not to, at any time prior to 60 days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act affecting in whole or in part any facility, site of employment, operating unit or employee of the Company without complying fully with the requirements of the WARN Act. Parent will bear the cost of compliance with (or failure to comply with) any such Laws. The Company shall provide Parent as soon as reasonably practicable following the Closing, a complete list of employees who experienced an employment loss or layoff as defined in the WARN Act within 90 days prior to the Closing.

6.13       Release. Effective as of the Closing, each of Parent, Merger Sub, the DQ Companies (each a “Releasor”), and their respective Affiliates, successors and assigns, hereby fully and unconditionally releases, acquits and forever discharges the current and former managers and directors of the DQ Companies, the Representative, each Equityholder Party and their respective Affiliates, and their respective Affiliates’ former, current and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) (each a “Releasee”) from any and all manner of actions, causes of actions, claims, obligations, demands, damages, judgments, debts, dues and suits of every kind, whether known or unknown, whether at Law or in equity, arising out of or relating to or accruing from their relationship with or ownership of the DQ Companies prior to the Closing, the nature and description whatsoever which such Releasor or its heirs, legal representatives, successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever, arising out of or relating to any circumstance, agreement, activity, action, omission, event or matter occurring or existing, in each case, prior to the date of the Closing, except (i) rights or remedies in the case of Fraud and (ii) any rights of such Releasor pursuant to this Agreement, a Company Document or a Parent Document (collectively, “Released Claims”). Each Releasor agrees not to, and agrees to cause its respective Affiliates and Subsidiaries not to, assert any Released Claim against the Releasees.

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6.14       280G Matters. The Company shall request that each Person (each, a “Disqualified Individual”) to whom any payment or benefit is required or proposed to be made in connection with the transactions contemplated by this Agreement that would constitute “parachute payments” under Section 280G(b)(2) of the Code (“Section 280G Payments”) execute a written agreement waiving such Disqualified Individual’s right to receive some or all of such payment or benefit (the “Waived Benefits”), to the extent necessary so that all remaining payments and benefits applicable to such Disqualified Individual shall not be deemed a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the Stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code. In connection with the foregoing, Parent shall provide the Company with all information reasonably necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or Contract entered into or negotiated by Parent or its Affiliates with a Disqualified Individual (“Parent Payments”), together with all Section 280G Payments, could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least 15 Business Days prior to the Closing Date (and shall further provide any such updated information as is reasonably necessary prior to the Closing Date). Prior to the Closing, the Company shall submit the Waived Benefits of each Disqualified Individual who has executed a waiver in accordance with this Section 6.14 for approval of the Company’s Stockholders and such Disqualified Individual’s right to receive the Waived Benefits shall be conditioned upon receipt of the requisite approval by the Company’s Stockholders in a manner that complies with Section 280G(b)(5)(B) of the Code; provided, that in no event shall this Section 6.14 be construed to require the Company (or any of its Affiliates) to compel any Disqualified Individual to waive any existing rights under any Contract or agreement that such Disqualified Individual has with the Company, any Subsidiary of the Company or any other Person, and in no event shall the Company (or any of its Affiliates) be deemed in breach of this Section 6.14 if any such Disqualified Individual refuses to waive any such rights or if the Stockholders fail to approve any Waived Benefits. Notwithstanding anything to the contrary in this Section 6.14 or otherwise in this Agreement, to the extent Parent has provided inaccurate information, or the Parent’s omission of information has resulted in inaccurate information, with respect to any Parent Payments, there shall be no breach of the covenant contained herein to the extent caused by such inaccurate or omitted information. The Company shall provide Parent and its counsel with a copy of the waiver agreement and the disclosure statement contemplated by this Section 6.14 within a reasonable time prior to delivery to each Disqualified Individual and the Stockholders of the Company of such waiver agreement and disclosure statement, respectively, and the Company shall consider in good faith any changes reasonably requested by Parent or its counsel.

6.15       No Control of Other Party’s Business. Except as set forth in this Agreement, nothing shall give Parent, directly or indirectly, the right to control or direct the DQ Companies’ business or operations prior to the Closing and, prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company’s Subsidiaries’ respective operations.

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6.16       R&W Insurance. The R&W Insurance Policy shall provide that the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against the Securityholders and their Affiliates except in the case of Fraud, and the Parties acknowledge and agree that the Representative shall have the authority to enforce such waiver. From and after the Closing, Parent shall not (and shall cause its Affiliate not to) amend the R&W Insurance Policy in any manner adverse to the Securityholders or their Affiliates (including any amendment to the subrogation provisions of the R&W Insurance Policy).

6.17       Intercompany Accounts. On or prior to the Closing, the Company shall cause all intercompany accounts between CareQuest Institute for Oral Health, Inc. and its Affiliates (other than a DQ Company), on the one hand, and any DQ Company, on the other hand, as of the Adjustment Time to be paid-in-full and settled, based on a good faith estimate of the balances of such intercompany accounts.

6.18       Consents. Except as otherwise agreed by the Parties, each Party shall cooperate with the other Parties, and shall cause their Affiliates, to use commercially reasonable efforts to make or obtain any consents to the transactions contemplated by this Agreement that may be required from parties to Contracts to which the DQ Companies are a party prior to the Closing. Each of Parent, on the one hand, and the Company, on the other hand, shall bear its own and its Affiliates’ internal costs to obtain such third-party consents. No Party shall be required to pay any fees or expenses in connection with obtaining such third-party consents. No Party shall be required to compromise any right or asset or commence or participate in any Action in order to obtain any such third-party consent. Parent and Merger Sub acknowledge and agree that certain consents to the transactions contemplated by this Agreement may be required from parties to Contracts to which the DQ Companies are a party and such consents may not have been obtained prior to the Closing. Parent and Merger Sub acknowledge and agree that obtaining any such consent shall not be a condition to Closing and no condition to Closing will be deemed not to be satisfied as a result of the failure to obtain any consent or as result of any such default, acceleration or termination or any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or such default, acceleration or termination. For the avoidance of doubt, this Section 6.18 shall not apply to regulatory consents, which shall be governed by Section 6.2.

Article VII

CONDITIONS TO CLOSING

7.1       Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Parent in whole or in part to the extent permitted by applicable Law):

(a)       (i) The Company Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), and (ii) all other representations and warranties of the Company contained in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or

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“Material Adverse Effect” set forth therein) at and as of the Closing Condition Satisfaction Date as though made at and as of the Closing Condition Satisfaction Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(b)       The Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c)       The Company shall have delivered to Parent an officer’s certificate of the Company certifying that the conditions set forth in Section 7.1(a) and Section 7.1(b) have been met;

(d)       No Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Condition Satisfaction Date;

(e)       There shall not be in effect any Law or Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(f)       The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or have otherwise been terminated;

(g)       The approvals from Governmental Bodies listed on Schedule 7.1(g) shall have been obtained and be in full force and effect; and

(h)       The condition set forth on Schedule 7.1(h) shall have been satisfied.

If the Closing occurs, all Closing conditions set forth in this Section 7.1 that have not been fully satisfied as of the Closing shall be deemed to have been waived by Parent and Merger Sub. Parent and Merger Sub may not rely on the failure of any condition set forth in this Section 7.1 if such failure was caused by Parent’s or Merger Sub’s failure to comply with any provision of this Agreement.

7.2       Conditions to the Company’s Obligations. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment on the Closing Date of each of the following conditions (any or all of which may be waived by the Company in whole or in part to the extent permitted by applicable Law):

(a)       (i) The Parent Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties contained in Article V of this Agreement shall be true and correct (without giving effect to any limitation as to any “materiality” qualifier) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” set forth therein) has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;

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(b)       Parent and Merger Sub shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing Date;

(c)       Parent shall have delivered to the Company an officer’s certificate of Parent certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been met;

(d)       There shall not be in effect any Law or Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(e)       The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or have otherwise been terminated; and

(f)       The approvals from Governmental Bodies listed on Schedule 7.2(f) shall have been obtained and be in full force and effect.

If the Closing occurs, all Closing conditions set forth in this Section 7.2 that have not been fully satisfied as of the Closing shall be deemed to have been waived by the Company. The Company may not rely on the failure of any condition set forth in this Section 7.2 if such failure was caused by the Company’s failure to comply with any provision of this Agreement.

Article VIII

SURVIVAL

8.1       Survival. Except in the case of Fraud by the Person committing Fraud, each and every representation and warranty contained in this Agreement, any Company Document and in any other certificate or instrument delivered pursuant to this Agreement shall expire as of, and shall not survive, the Closing and none of the Securityholders or any of their Affiliates or any of their respective managers, directors (or equivalent), officers, employees, stockholders, partners, members or representatives shall have any liability whatsoever (whether based on contract, tort or any other theory of law) with respect to any such representation or warranty. Each and every covenant, undertaking or agreement contained in this Agreement, any Company Document and in any other certificate or instrument delivered pursuant to this Agreement (other than the Post-Closing Covenants) shall expire as of, and shall not survive, the Closing and none of the Securityholders or any of their Affiliates or any of their respective managers, directors (or equivalent), officers, employees, stockholders, partners, members or representatives shall have any liability whatsoever (whether based on contract, tort or any other theory of law) with respect to any such covenant, undertaking or agreement. Each Post-Closing Covenant shall survive the Closing and will remain in full force and effect thereafter in accordance with their respective terms. For purposes of this Agreement “Post-Closing Covenants” means those covenants and agreements contained in this Agreement which by their terms are to be performed (in whole or in part) by the Parties following the Closing (including Parent’s obligation to make the payments under Section 3.2).

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Article IX

TERMINATION

9.1       Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a)       by Parent or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to July 1, 2022 (such date, the “Outside Date”) and the Party seeking to terminate this Agreement pursuant to this Section 9.1(a) shall not have (provided that if such Party is Parent, neither Parent nor Merger Sub shall have) breached its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Outside Date; provided, however, that if, as of July 1, 2022, the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall not have expired or otherwise been terminated, or the approvals from Governmental Bodies listed on Schedule 7.1(g) or Schedule 7.2(f) shall not have been obtained, but all of the other conditions to the Closing shall have been satisfied or shall be capable of being satisfied, either the Company or Parent may, upon written notice to the other, extend the Outside Date to a date not later than October 3, 2022, which date shall thereafter be deemed to be the Outside Date for purposes of this Agreement; provided, further, that if any Party brings any Action pursuant to Section 10.11 to enforce specifically the performance of the terms and provisions hereof, the Outside Date shall automatically be extended pursuant to Section 10.11;

(b)       by mutual written consent of the Company and Parent;

(c)       by the Company or Parent if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)       by Parent, if there has been a violation or breach by the Company of any covenant, agreement, representation or warranty contained in this Agreement which if not cured, would cause a condition to the obligations of Parent and Merger Sub at the Closing not to be satisfied, and such violation or breach has not been waived by Parent or cured by the Company within 30 days after receipt by the Company of written notice thereof from Parent; provided, however, that Parent may not terminate this Agreement pursuant to this Section 9.1(d) at any time during which Parent or Merger Sub is in breach of this Agreement such that the Company has the right to terminate this Agreement pursuant to Section 9.1(e); or

(e)       by the Company, if there has been a violation or breach by Parent or Merger Sub of any covenant, agreement, representation or warranty contained in this Agreement which if not cured, would cause a condition to the obligations of the Company at the Closing not to be satisfied, and such violation or breach has not been waived by the Company or cured by Parent within 30 days after receipt by Parent of written notice thereof from the Company (provided that the failure to deliver the Closing Merger Consideration as and when required hereunder shall not be subject to cure hereunder); provided, however, that the Company may not terminate this Agreement pursuant to this Section 9.1(e) at any time during which the Company is in breach of this Agreement such that Parent has the right to terminate this Agreement pursuant to Section 9.1(d).

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9.2       Effect of Termination. In the event this Agreement is terminated by either Parent or the Company as provided in Section 9.1, the provisions of this Agreement shall immediately become void and of no further force and effect (other than the last two sentences of Section 6.7(a), this Section 9.2, and Article X hereof which shall survive the termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Company, the Representative or the Securityholders to one another; provided that nothing herein shall relieve any party from liability for any Willful Breach of this Agreement (it being acknowledged and agreed by the parties that the failure by Parent to consummate the Closing as and when required hereunder shall be deemed to be a Willful Breach of this Agreement). The Company may, on behalf of itself and the Securityholders, petition a court to award damages in connection with any breach by Parent and/or Merger Sub of the terms and conditions set forth in this Agreement, and Parent agrees that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, but may include the benefit of the bargain lost by the Securityholders (taking into consideration relevant matters, including other transaction or combination opportunities and the time value of money) (“Damages”). The Company may, additionally, on behalf of the Securityholders, enforce such award and accept Damages for such breach. No termination of this Agreement shall affect the obligations contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. The terms of the Confidentiality Agreement shall continue to survive any termination of this Agreement.

Article X

MISCELLANEOUS

10.1       Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made by any Party without the joint approval of Parent and the Representative, except (a) such release or announcement as required by Law, in which case Parent and the Representative shall have the right to review such press release, announcement or communication prior to issuance, distribution or publication, and (b) that any DQ Company shall be permitted to make announcements from time to time to the respective employees, customers, suppliers and other business relations of the DQ Companies and otherwise as the Company may reasonably determine is necessary to comply (or cause any other DQ Company to comply) with applicable Law or the requirements of any Contract to which any DQ Company is a party or is otherwise bound. Notwithstanding the foregoing, the DQ Shareholder Parties may provide information about the subject matter of this Agreement in connection with fundraising, marketing, informational, transactional or reporting activities of investment funds managed or advised, directly or indirectly, by a DQ Shareholder Party or any of its Affiliates and nothing contained herein shall limit or restrict the right of the Company, Parent, the Representative or any of their respective Affiliates in respect of any Action that may arise or be commenced between the Company, or any Securityholder, on the one hand, and Parent or any Affiliate thereof, on the other hand.

10.2       Expenses. Except as otherwise expressly set forth herein, including Section 6.5, Section 6.16 and this Section 10.2, whether or not the transactions contemplated hereby

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are consummated, all costs and expenses (including any brokerage commissions or any finder’s or investment banker’s fees and including attorneys’ and accountants’ fees) incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated hereby and the consummation of the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses.

10.3       Submission to Exclusive Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a)       The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Delaware Court of Chancery, New Castle County, or to the extent such court declines jurisdiction, first to any federal court, or second to any state court, each located in Wilmington, Delaware (and any appellate court of the foregoing), over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any Action related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)       Each of the Parties hereto hereby consents to process being served by any Party to this Agreement in any Action by delivery of a copy thereof in accordance with the provisions of Section 10.7.

(c)       TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.3 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.4       Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and any exhibits hereto) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed (a) in the case of any amendment, by Parent, the Company (or the Surviving Company following the Closing) and the Representative and (b) in the case of a waiver, by the Party or Parties waiving rights hereunder. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver

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by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary company in an arm’s-length transaction.

10.5       Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except (a) after the Closing, the Representative, on behalf of the Securityholders, shall have the right to enforce payment of Closing Merger Consideration or any Additional Merger Consideration, (b) the Non-Recourse Parties shall have the right to enforce their rights under Section 10.10, (c) the D&O Indemnified Persons shall have the right to enforce their respective rights under Section 6.5, (d) the Releasees shall have the right to enforce their rights under Section 6.13 and (e) Ropes & Gray shall have the right to enforce its rights under Section 10.12. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party to this Agreement, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void. Notwithstanding the foregoing, Parent and Merger Sub may make collateral assignments of its rights (but not obligations) under this Agreement to any lender providing debt financing to Parent or Merger Sub. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to such party shall also apply to its assignee unless the context otherwise requires.

10.6       Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits and Disclosure Schedules hereto, and all claims or disputes arising hereunder or thereunder in connection herewith or therewith, whether purporting to sound in contract or tort, or at law or in equity, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.7       Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted (except if not a Business Day

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then the next Business Day) via electronic mail to the email address set out below (provided, that no “error” message or other notification of non-delivery is generated), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to Parent, the Surviving Company and/or Merger Sub:

Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.

One Sun Life Executive Park

Wellesley Hills, MA 02481

Attention:          Dan Fishbein

Email:                [Redacted]

with copies to (which shall not constitute notice):

Sun Life Financial Inc.

Sun Life Executive Office, 31st Floor

1 York Street

Toronto, Ontario M5J 0B6

Canada

Attention:          Melissa Kennedy

Email:               [Redacted]

and

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention:         Nicholas F. Potter

Edward Drew Dutton

Email:               nfpotter@debevoise.com

eddutton@debevoise.com

Notices to the Representative:

Slingshot Securityholder Representative, LLC

c/o CareQuest Institute for Oral Health, Inc.

465 Medford Street

Boston, MA 02129

Attention:         Myechia Minter-Jordan, MD

Email:              [Redacted]

and

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Slingshot Securityholder Representative, LLC

c/o CP Monarch, L.P.

375 Park Avenue

New York, NY 10152

Attention:      The Office of the General Counsel

Email:             [Redacted]

with copies to (which shall not constitute notice):

CareQuest Institute for Oral Health, Inc.

465 Medford Street

Boston, MA 02129

Attention:      Patty Ma

Email:            [Redacted]

and

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention:     Rosalind Fahey Kruse, Esq.

Email:           rkruse@willkie.com

and

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention:	Scott Abramowitz, Esq.

Phone:         (212) 596-9865
Email:         Scott.Abramowitz@ropesgray.com

Notices to the Company:

DentaQuest Group, Inc.

465 Medford Street

Boston, MA 02129

Attention:      Steven J. Pollock

                    David Abelman

Email:           [Redacted]

                    [Redacted]

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with copies to (before the Closing) (which shall not constitute notice):

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention:	Scott Abramowitz, Esq.

Phone:          (212) 596-9865
Email:           Scott.Abramowitz@ropesgray.com

10.8       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

10.9       No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The inclusion of information in the Disclosure Schedules shall not be construed as, and shall not constitute, an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor shall it be construed as or constitute an admission or agreement that such information is material to any of the DQ Companies. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course of Business, and no Person shall use the fact of setting forth or the inclusion of any such items or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not in the Ordinary Course of Business for purposes of this Agreement.

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10.10       No Recourse or Personal Liability. Notwithstanding any provision of this Agreement or otherwise, the Parties agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that this Agreement may only be enforced against, and any Action, suit or claim for breach of this Agreement may only be made against, the Parties to this Agreement, and no Non-Recourse Party of a Party shall have any liability relating to this Agreement or any of the transactions contemplated herein (except under the Confidentiality Agreement or any separate agreement or document between any such Person and Parent that contemplates survival following the Closing (to the extent provided therein)).

10.11       Remedies.

(a)       Each of the Parties acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Party would have no adequate remedy at Law. The Parties further agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to, but not in lieu of, any other remedies that may be available upon the breach of any such covenants or agreements (including, without limitation, monetary damages and remedies), each Party shall have the right to injunctive or other equitable relief to restrain a breach or threatened breach of, or otherwise to specific performance of, the other Parties’ covenants and agreements contained in this Agreement. Each of the Parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (x) any defenses in any Action for an injunction, specific performance or other equitable relief, including the defense that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity, and (y) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

(b)       The Parties further agree that (i) by seeking any remedy provided for in this Section 10.11, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement and (ii) nothing contained in this Section 10.11 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 10.11 before exercising any other right under this Agreement.

(c)       To the extent any DQ Company brings any Action, claim, complaint or other proceeding, in each case, before any Governmental Body to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Action, claim, complaint or other proceeding is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such Action, claim, complaint or other proceeding.

10.12       Waiver of Conflicts; Privileged Communications.

(a)       It is acknowledged by each of the parties hereto that the Company has retained Ropes & Gray LLP (“Ropes & Gray”) to act as its counsel in connection with this

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Agreement and the agreements and transactions discussed herein and contemplated hereby (the “Current Representation”), and that no other party has the status of a client of Ropes & Gray for conflict of interest or any other purposes as a result thereof.

(b)       Each party hereto agrees that after the Closing, Ropes & Gray may represent one or more of the Representative and/or its Affiliates or any of its or their equityholders, partners, members, directors, managers, employees or representatives (any such Person, a “Designated Person”) in any matter involving or arising from the Current Representation, including any interpretation or application of this Agreement and the agreements and transactions discussed herein and contemplated hereby, even though the interests of such Designated Person may be directly adverse to Parent, the Company, the Surviving Company or any of their respective Subsidiaries or Affiliates, and even though Ropes & Gray may have represented the Company and its Subsidiaries in a substantially related matter, or may be representing any of the foregoing in ongoing matters.

(c)       Each party hereto hereby waives and agrees not to, and Parent agrees to cause the Company (and, after the Effective Time, the Surviving Company) and its Subsidiaries not to, assert (i) any claim that Ropes & Gray has a conflict of interest in the Current Representation and any representation described in Section 10.12(b), and (ii) any confidentiality obligation with respect to any communication between Ropes & Gray and any Designated Person occurring during the Current Representation. Each of the parties acknowledges that its acknowledgments, agreements, consents and/or waivers made under this Section 10.12 are voluntary, made after careful consideration, and made after consultation with counsel or after having been advised that such Person should do so.

(d)       Parent and Merger Sub hereby agree that as to all communications (i) whether before, at or after the Closing, between Ropes & Gray and any Designated Person or any of their representatives and (ii) prior to the Closing, between Ropes & Gray and the Company, its Subsidiaries or any of their respective Representatives, in each case, that relate in any way to the Current Representation, the attorney-client privilege and all rights to any other evidentiary privilege, and the protections afforded to information relating to representation of a client under applicable rules of professional conduct, belong to the Representative and may be controlled by the Representative and shall not pass to or be claimed by Parent, Merger Sub, the Company, the Surviving Company or its Subsidiaries or any of their respective Representatives. Without limiting the foregoing, notwithstanding any policy of Parent, Merger Sub, the Company or the Subsidiaries or any agreement between or among the Company, the Subsidiaries or any of their respective Representatives and any Designated Person, whether established or entered into before, at or after the Closing, Parent, Merger Sub, the Company, the Surviving Company or its Subsidiaries shall not review or use for any purpose without the Representative’s prior written consent, or seek to compel disclosure to Parent, Merger Sub, the Company, the Surviving Company or its Subsidiaries or any of its Representatives any communication or information (whether written, oral, electronic or in any other medium) described in the previous sentence.

(e)       The parties further agree that Ropes & Gray and its partners and employees are intended third-party beneficiaries of this Section 10.12.

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10.13       Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or PDF file, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10.14       Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement will govern and control.

10.15       Guarantee.

(a)       Sun Life Financial Inc. hereby absolutely, irrevocably and unconditionally guarantees to the Company any and all payment obligations of Parent and Merger Sub under this Agreement (the “Guaranteed Obligations”); provided that the Company shall be entitled to seek specific performance from Sun Life Financial Inc. under this Agreement only with respect to the Guaranteed Obligations (for the avoidance of doubt, including requiring Sun Life Financial Inc. to make payment of the Guaranteed Obligations). This guarantee is an unconditional guarantee of payment and not merely of collection. The Company shall not be bound to pursue or exhaust its recourse against Parent or Merger Sub before first proceeding against Sun Life Financial Inc. hereunder for payment of the Guaranteed Obligations. The Company shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect any of the obligations of Sun Life Financial Inc. hereunder.

(b)       Sun Life Financial Inc. hereby represents and warrants to the Company that (i) it is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) it has all requisite entity power and authority to, and has taken all entity action necessary in order to, execute, deliver and perform its obligations under this Agreement and the execution, delivery and performance of this Agreement do not contravene any provision of Sun Life Financial Inc.’s organizational documents, any Laws or material contractual restriction binding on Sun Life Financial Inc. or its assets; (iii) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Body necessary for the due execution, delivery and performance of this Agreement by Sun Life Financial Inc. have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Body is required in connection with the execution, delivery or performance of this Agreement; and (iv) this Agreement constitutes a legal, valid and binding obligation of Sun Life Financial Inc. enforceable against Sun Life Financial Inc. in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

Company:	DENTAQUEST GROUP, INC.

	By:	(s) Steven Pollock
	Name:	Steven Pollock
	Title:	President

Parent:	SUN LIFE ASSURANCE COMPANY OF CANADA - U.S. OPERATIONS HOLDINGS, INC.

	By:	(s) Neil Haynes
	Name:	Neil Haynes
	Title:	Authorized Signatory

	By:	(s) Vincent Montiverdi
	Name:	Vincent Montiverdi
	Title:	Authorized Signatory

Merger Sub:	DQ ACQUISITION CORPORATION

	By:	(s) David Healy
	Name:	David Healy
	Title:	Authorized Signatory

	By:	(s) Neil Haynes
	Name:	Neil Haynes
	Title:	Authorized Signatory

Guarantor:	SUN LIFE FINANCIAL INC. solely for purposes of Section 10.15

	By:	(s) Linda Dougherty
	Name:	Linda Dougherty
	Title:	Authorized Signatory

	By:	(s) Dan Fishbein
	Name:	Dan Fishbein
	Title:	Authorized Signatory

Representative:	Slingshot Securityholder Representative, LLC solely in its capacity as the Representative

	By:	(s) Daniel Osnoss
	Name:	Daniel Osnoss
	Title:	Authorized Signatory

	By:	(s) Denise W. Marks
	Name:	Denise W. Marks
	Title:	Authorized Signatory